Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated February 13, 2006

STATOIL ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This report on Form 6-K contains a press release issued by Statoil ASA on February 13, 2006, entitled "Record earnings and production".

RECORD EARNINGS AND PRODUCTION
    E&P NORWAY
    INTERNATIONAL E&P
    NATURAL GAS
    MANUFACTURING & MARKETING
    LIQUIDITY AND CAPITAL RESOURCES
    USE AND RECONCILIATION OF NON-GAAP FINANCIAL MATTERS
    FORWARD-LOOKING STATEMENTS

Quarterly financial statements:
    CONSOLIDATED STATEMENTS OF INCOME - USGAAP
    CONSOLIDATED BALANCE SHEETS - USGAAP
    CONSOLIDATED STATEMENTS OF CASH FLOWS - USGAAP

    Notes to financial statement:
        1. ORGANIZATION AND BASIS OF PRESENTATION
        2. ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES
        3. SEGMENTS
        4. INVENTORIES
        5. SHAREHOLDERS' EQUITY
        6. FINANCIAL ITEMS
        7. COMMITMENTS AND CONTINGENT LIABILITIES
        8. EMPLOYEE RETIREMENT PLANS
        9. SUBSEQUENT EVENTS AND SIGNIFICANT BUSINESS DEVELOPMENTS
        10. RECONCILIATION BETWEEN USGAAP AND NGAAP

SIGNATURES

Press release:
    RECORD EARNINGS AND PRODUCTION

GROUP BALANCE SHEET

RECORD EARNINGS AND PRODUCTION

Statoil’s fourth quarter 2005, operating and financial review and preliminary full-year results for 2005

The Statoil group had a net income of NOK 30.7 billion in 2005, compared to NOK 24.9 billion in 2004. Net income for the fourth quarter of 2005 was NOK 8.5 billion, compared to NOK 10.0 billion for the same period of 2004. The change in net income from the fourth quarter of 2004 to the fourth quarter of 2005 was influenced by:

• Higher oil and gas prices
• Higher oil and gas liftings
• A gain from the sale of the group’s shares in Borealis
• A write-down on phases 6-7-8 of the Iranian South Pars project
• Increased financial expenses due to currency effects
• Higher tax rate due to positive non-recurring tax effects in the fourth quarter of 2004

“Last year was a prosperous year for the group, with strong results underpinned by increased production and continued strict cost control, as well as high oil and gas prices,” says chief executive Helge Lund.

“During the year we sanctioned 17 new upstream projects, and we have secured a significant number of new production licences, in Norway and internationally, that will support our long-term growth ambitions. Another important achievement is that we have been able to more than replace our production in 2005 with new reserves.“

“In the fourth quarter, production started from the technologically-advanced Kristin field in the Norwegian Sea. In addition to contributing considerably to our Norwegian continental shelf production, this challenging high-temperature and high-pressure field development has broken new ground in technological terms. The Urd satellite near the Norwegian Norne field, and the West Azeri platform on Azerbaijan’s Azeri-Chirag-Gunashli field, also came on stream during this quarter, contributing to a continued growth in our oil and gas production.“

Return on average capital employed after tax (ROACE) (1) for the 12 months ended 31 December 2005 was 27.6 per cent, compared to 23.5 per cent for the 12 months ended 31 December 2004. This increase was mainly due to higher oil and gas prices and continued production growth. Normalised ROACE (2) for the 12 months ended 31 December 2005 was 11.7 per cent, compared to 12.4 per cent for the corresponding period in 2004. The reason for the change in normalised ROACE was mainly increased investments. ROACE and normalised ROACE are defined as non-GAAP financial measures (3).

In 2005, earnings per share were NOK 14.19 (USD 2.10) compared to NOK 11.50 (USD 1.89) in 2004. In the fourth quarter of 2005, earnings per share were NOK 3.94 (USD 0.59) compared to NOK 4.64 (USD 0.76) in the fourth quarter of 2004.

Statoil’s board of directors will propose to the annual general meeting an ordinary dividend of NOK 3.60 per share for 2005, as well as NOK 4.60 per share in special dividend due to increased results from higher oil and gas prices. In 2004 the ordinary dividend was NOK 3.20 per share, while the special dividend amounted to NOK 2.10 per share.

Income before financial items, income taxes and minority interest in 2005 was NOK 95.1 billion compared to NOK 65.1 billion in 2004. The increase was mainly due to a 34 per cent increase in the average oil price measured in NOK, a 31 per cent increase in gas prices measured in NOK, a 7 per cent increase in oil and gas liftings, and a net increase of NOK 0.9 billion from sale of shares. In addition, increased margins and regularity from the refineries were the main contributors to the increase in results from the downstream business. The increase in cost items was mainly related to increased activity, both in the fourth quarter and for the year 2005, relative to the same periods in the year before. Insurance costs increased by NOK 0.1 billion in the fourth quarter of 2005 compared to the fourth quarter of 2004, and by NOK 0.4 billion for the year 2005 compared to 2004. The reason for this was increased insurance premium commitments in the two mutual insurance companies in which Statoil Forsikring participates, mainly due to the hurricanes Katrina and Rita.

Income before financial items, income taxes and minority interest increased from NOK 18.7 billion in the fourth quarter of 2004 to NOK 27.8 billion in the same period of 2005. This was mainly related to an increase in the average oil and gas prices measured in NOK of 38 per cent and 45 per cent respectively.

The write-down on the South Pars field in Iran in the fourth quarter of 2005 had a negative effect on income before financial items, income taxes and minority interes of NOK 2.2 billion (NOK 1.6 billion after tax). The sale of the group’s shares in the petrochemical company Borealis resulted in a tax-free capital gain of NOK 1.5 billion in the fourth quarter of 2005.

Consolidated statements of income USGAAP

US GAAP income	Fourth quarter				Year ended 31 December
statement	2005	2004		2005	2005	2004		2005
(in millions)	NOK	NOK	Change	USD*	NOK	NOK	Change	USD*

Sales	107,604	85,092	26%	15,955	390,540	303,756	29%	57,906
Equity in net income of affiliates	103	501	(79%)	15	1,090	1,209	(10%)	162
Other income	1,592	242	558%	236	1,668	1,253	33%	247

Total revenues	109,299	85,835	27%	16,206	393,298	306,218	28%	58,315

Cost of goods sold	61,674	51,322	20%	9,144	235,722	188,179	25%	34,951
Operating expenses	8,666	7,472	16%	1,285	30,327	27,350	11%	4,497
Selling, general and administrative expenses	2,793	2,535	10%	414	7,803	6,298	24%	1,157
Depreciation, depletion and amortisation	7,625	5,171	47%	1,131	21,097	17,456	21%	3,128
Exploration expenses	738	589	25%	109	3,253	1,828	78%	482

Total expenses before financial items	81,496	67,089	21%	12,084	298,202	241,111	24%	44,215

Income before financial items, income taxes and minority interest	27,803	18,746	48%	4,122	95,096	65,107	46%	14,100

Net financial items	(1,498)	5,213	(129%)	(222)	(3,562)	5,739	(162%)	(528)

Income before income taxes and minority interest	26,305	23,959	10%	3,900	91,534	70,846	29%	13,572

Income taxes	(17,601)	(13,703)	28%	(2,610)	(60,039)	(45,425)	32%	(8,902)
Minority interest	(181)	(213)	(15%)	(27)	(765)	(505)	51%	(113)

Net income	8,523	10,043	(15%)	1,264	30,730	24,916	23%	4,556

Income before financial items, income taxes and minority interest for	Fourth quarter				Year ended 31 December
the segments	2005	2004		2005	2005	2004		2005
(in million)	NOK	NOK	Change	USD*	NOK	NOK	Change	USD*

E&P Norway	22,538	15,204	48%	3,342	74,132	51,029	45%	10,992
International E&P	826	1,051	(21%)	122	8,364	4,188	100%	1,240
Natural Gas	2,435	1,747	39%	361	5,901	6,784	(13%)	875
Manufacturing & Marketing	2,695	1,434	88%	400	7,646	3,921	95%	1,134
Other	(691)	(690)	0%	(102)	(947)	(815)	(16%)	(140)

Income before financial items, income taxes and minority interest	27,803	18,746	48%	4,122	95,096	65,107	46%	14,100

* Solely for the convenience of the reader, the figures for the fourth quarter of 2005 have been translated into US dollars at the rate of NOK 6.7444 to USD 1.00, the Federal Reserve noon buying rate in the City of New York on 30 December 2005.

Financial data

	Fourth quarter				Year ended 31 December
	2005	2004		2005	2005	2004		2005
	NOK	NOK	Change	USD*	NOK	NOK	Change	USD*

Weighted average number of ordinary shares outstanding	2,165,464,649	2,166,139,433			2,165,740,054	2,166,142,636
Earnings per share	3.94	4.64	(15%)	0.58	14.19	11.50	23%	2.10
ROACE (last 12 months)	27.6%	23.5%			27.6%	23.5%
ROACE (last 12 months normalised)	11.7%	12.4%			11.7%	12.4%

Cash flows provided by operating activities (billion)	0.0	(5.6)	n/a	0.0	56.3	38.8	45%	8.3
Gross investments (billion)	9.1	8.6	5%	1.3	46.2	42.8	8%	6.9
Net debt to capital employed ratio	15.3%	19.0%			15.3%	19.0%

Operational data

	Fourth quarter				Year ended 31 December
	2005	2004	Change		2005	2004	Change

Average oil price (USD/bbl)	57.3	43.6	31%		53.6	38.1	40%
NOK/USD average daily exchange rate	6.63	6.33	5%		6.45	6.74	(4%)
Average oil price (NOK/bbl) [4]	380	276	38%		345	257	34%
Gas prices (NOK/scm)	1.74	1.20	45%		1.45	1.10	31%
Refining margin, FCC (USD/boe) [5]	8.3	6.6	26%		7.9	6.4	23%

Total oil and gas production (1,000 boe/day) [6]	1,232	1,202	3%		1,169	1,106	6%

Total oil liftings and sold natural gas volumes (1,000 boe/day) [7]	1,252	1,172	7%		1,166	1,093	7%
Reserve replacement rate (annual)					102%	106%	(4%)
Reserve replacement rate, 3-year average [8]					102%	101%	1%
Proved reserves (mboe)					4,295	4,289	0%

Production (lifting) cost (NOK/boe, last 12 months)	22.2	23.3	(5%)		22.2	23.3	(5%)

Production (lifting) cost normalised (NOK/boe, last 12 months) [9]	22.3	23.3	(4%)		22.3	23.3	(4%)

Total oil and gas production in 2005 was 1,169,000 barrels of oil equivalent (boe) per day, compared to 1,106,000 boe per day in the same period in 2004. In the fourth quarter of 2005 total oil and gas production amounted to 1,232,000 boe per day, compared to 1,202,000 boe per day in the fourth quarter of 2004.

Total oil and gas liftings in 2005 were 1,166,000 boe per day compared to 1,093,000 boe per day in the corresponding period of 2004. This implies a small underlift in 2005, compared to an average underlifting of 12,000 boe per day in 2004.

In the fourth quarter of 2005 total oil and gas liftings were 1,252,000 boe per day compared to 1,172,000 boe per day in the fourth quarter of 2004. This implies an average overlifting of 20,000 boe per day in the fourth quarter of 2005 compared to an average underlifting of 30,000 boe per day in the fourth quarter of 2004.

Exploration expenditure in 2005 was NOK 4.3 billion, compared to NOK 2.5 billion in 2004. Exploration expenditure in the fourth quarter of 2005 amounted to NOK 1.1 billion, compared to NOK 0.8 billion in the fourth quarter of 2004. The increase in exploration expenditure was mainly due to an increase in the exploration activity in 2005 compared to 2004.

Exploration expenditure reflects the period's exploration activities. Exploration expenses for the period consist of exploration expenditure adjusted for the period's change in capitalised exploration expenditure. Exploration expenses in 2005 amounted to NOK 3.3 billion, compared to NOK 1.8 billion in 2004. In the fourth quarter of 2005 exploration expenses amounted to NOK 0.7 billion, compared with NOK 0.6 billion in the fourth quarter of 2004.

The increase in exploration expenses of NOK 0.1 billion is mainly due to increased exploration expenditure.

	Fourth quarter				Year ended 31 December
Exploration	2005	2004		2005	2005	2004		2005
(in millions)	NOK	NOK	Change	USD*	NOK	NOK	Change	USD*

Exploration expenditure (activity)	1,093	779	40%	162	4,337	2,466	76%	643
Expensed, previously capitalised
exploration expenditure	3	42	(93%)	0	158	110	44%	23
Capitalised share of current
period's exploration activity	(358)	(232)	(54%)	(53)	(1,242)	(748)	(66%)	(184)

Exploration expenses	738	589	25%	109	3,253	1,828	78%	482

A total of 20 exploration and appraisal wells were completed in 2005, nine on the Norwegian continental shelf (NCS) and 11 internationally. Of these wells, 14 resulted in discoveries, while one well awaits final evaluation. The number of exploration wells completed in 2004 was 12.

In the fourth quarter of 2005, a total of four exploration and appraisal wells were completed, all of them internationally. Two wells resulted in discoveries, while one well awaits final evaluation. Five exploration wells were completed in the fourth quarter of 2004.

Proved reserves at the end of 2005 were 4,295 million boe, compared to 4,289 million boe at the end of 2004, an increase of 7 million boe. In 2005, 453 million boe were added, mostly through revisions, extensions and discoveries, compared to 455 million boe in 2004. About half of the added reserves in 2004 came from purchases of proved reserves. Production in 2005 was 427 million boe compared to 402 million boe in 2004.

The reserve replacement ratio (8) was 102 per cent in 2005, compared to 106 per cent in 2004, while the average three-year replacement ratio was 102 per cent in 2005, compared to 101 per cent in 2004.

Production cost per boe was NOK 22.2 for the 12 months ended 31 December 2005, compared to NOK 23.3 for the 12 months ended 31 December 2004 (9).

Normalised at a NOK/USD exchange rate of 6.75, the production cost for the 12 months ended 31 December 2005 was NOK 22.3 per boe, compared to NOK 23.3 per boe for the 12 months ended 31 December 2004 (11). The reason for the reduction in production unit cost, both actual and normalised, is mainly a continued focus on cost control, as well as increased lifting of oil and gas.

Net financial items amounted to an expense of NOK 3.6 billion in 2005 compared to an income of NOK 5.7 billion in 2004. In the fourth quarter of 2005 net financial items were an expense of NOK 1.5 billion, compared to an income of NOK 5.2 billion in the fourth quarter of 2004.

The increased cost in 2005 was mainly caused by increased currency losses, due to a weakening of the NOK in relation to the USD in 2005. Most of the currency losses relate to Statoil’s short-term NOK hedging policy and unrealised losses on long-term USD debt. The increased cost was partly offset by increased dividends received and increased income from investments in securities.

Exchange rates	31.12.2005	30.09.2005	31.12.2004	30.09.2004	31.12.2003

NOK/USD	6.77	6.54	6.04	6.72	6.68

Income taxes in 2005 were NOK 60.0 billion, with a corresponding tax rate of 65.6 per cent. Adjusted for the effect of the tax-free capital gain on the sale of shares in Borealis, the tax rate was 66.7 per cent.

Income taxes in 2004 were NOK 45.4 billion with a corresponding tax rate of 64.1 per cent. Adjusted for the positive effects of changes in the tax legislation introducing the exemption method reducing the deferred tax liabilities related to retained earnings, and with the acceptance of Statoil’s method of allocating office costs against revenue from the NCS, the tax rate was 66.7 per cent.

The adjusted tax rate in 2005 was unchanged compared with 2004. The tax rate was reduced due to somewhat higher income generated outside the NCS but the reduction was offset by the reduced impact of financial items and the relative effect of uplift.

In the fourth quarter of 2005 income taxes were NOK 17.6 billion, equivalent to a tax rate of 66.9 per cent. Income taxes in the fourth quarter of 2004 were NOK 13.7 billion, equivalent to a tax rate of 57.2 per cent. Adjusted for the special tax effects described above, the tax rate for the fourth quarter of 2005 was 71.0 per cent, compared to 64.7 per cent in the fourth quarter of 2004. The adjusted tax rate was increased in the fourth quarter of 2005 compared with the fourth quarter of 2004 mainly due to the reduced impact of financial items. This was partly offset by higher income outside the NCS and the relative effect of uplift.

Health, safety and the environment (HSE). In 2005 two contractor employees lost their lives while working for Statoil. On 31 January 2005, a fatal accident occurred on the Kristin platform at Aker Stord when a contractor employee was caught in a hydraulic door. On 2 October 2005 a fatality occured as a result of an accident on the shuttle tanker Sally Knutsen, while it was berthed at Statoil's Mongstad crude oil terminal near Bergen. The tanker was loading provisions from a supply boat. Both accidents have been investigated and improvement measures have been implemented.

Overall, Statoil’s safety indicators have shown a positive development during both the fourth quarter and the year 2005, compared with the same periods in 2004. The safety indicators have never been better and there is a considerable reduction in serious injuries and other serious incidents in 2005 compared with 2004. However, oil spills increased in 2005 compared to 2004, mainly due to a sizeable spill of 340 cubic metres on the Norne field in the Norwegian Sea on
23 November.

Our objective for HSE is zero harm. Sustained top management involvement, measures for upgrading skills, and cooperation with our contractors to further improve HSE results will continue with undiminished strength.

	Fourth quarter		Year ended 31 December
HSE	2005	2004	2005	2004

Total recordable injury frequency	5.3	5.4	5.1	5.9
Serious incident frequency	1.8	3.2	2.3	3.2
Unintentional oil spills (number)	144	115	534	487
Unintentional oil spills (volume, scm)	350	27	442	186

PSA effects

High oil prices contribute to considerably higher earnings and profitability in international projects with production sharing agreements (PSA) than was anticipated in 2004, when Statoil set its targets for 2007.

This means that these projects, earlier than assumed, move from a phase where earnings cover development costs to a phase where profits are generated. In PSA contracts, the higher the oil price as soon as the field is profitable, the smaller the share of production that goes to the partners. The concrete effect varies between different agreements and countries.

If today’s price level (USD 60 per barrel) is maintained throughout 2006, Statoil’s production in 2006 is expected to be about 1,200,000 boe per day. With the oil price assumption for 2004, production would be about 25,000 boe per day higher. The production target for 2007 of 1,400,000 boe per day stands firm. This target is based on an average oil price of about USD 30 per barrel in the period 2005-07 which is in line with the original assumption from 2004. If the oil price remains at today’s level throughout the whole of 2006 and 2007, the PSA effect in 2007 will be in the order of 50,000 to 60,000 boe per day. Statoil will therefore make adjustments for PSA effects when reporting on production and production unit costs up to 2007.

The PSA effect, and in part increased exploration activity and higher investments, are factors which are related to a high oil price. These will have a negative effect on the ROACE, while the effect of a high oil price will become normalised. It is therefore probable that, given the assumptions for normalisation which were set in 2004, the normalised ROACE in 2007 will under-shoot the target of 13 per cent.

Important events since the beginning of the fourth quarter of 2005 are summarised below.

  Production from the Kristin gas and condensate field in the Norwegian Sea started on 3 November, while the Urd field in the Norne area came on stream on 8 November.
  Ten operatorships as well as holdings in six production licences were allocated to Statoil in the annual round of awards in predefined areas (APA) for 2005 on the NCS.
  In November 2005, construction work began on the floating platform which will produce oil from the Tahiti field in the Gulf of Mexico, where Statoil has a 25 per cent holding.
  On 30 December, oil production commenced from the West Azeri platform on Azerbaijan’s Azeri-Chirag-Gunashli (ACG) field in the Caspian Sea, where Statoil has an 8.56 per cent interest.
  Due to considerable cost increases and delays in the development of phases 6-7-8 in the Iranian South Pars gas project, Statoil has written down the book value of its investment in the project by NOK 2.2 billion before tax (USD 329 million), corresponding to NOK 1.6 billion (USD 237 million) after tax.
  Statoil concluded a 10-year agreement with the gas and electricity supplier Scottish Power in the UK to deliver 500 million cubic metres of gas each year for Statoil and the Norwegian State’s Direct Financial Interest (SDFI), commencing in October 2007. A six-year extension of the gas sales contract between Germany’s Verbundnetz Gas (VNG) and Statoil, corresponding to total additional deliveries of 12 billion cubic metres up to 2022 for Statoil and SDFI, was also concluded.
  Statoil and its partners in the Etzel gas storage facility in northern Germany reached agreement with IVG, the owner and technical operator, on extending the lease for existing gas storage and also expanding capacity.
  On 30 January 2006, Statoil sold its 30 per cent interest in the Ringsend gas power plant in Dublin, Ireland to Royal Bank of Scotland (RBS) Power Investments.
  The sale of the group’s shares in Borealis was finalised on 13 October 2005. Statoil received EUR 1 billion (NOK 7.8 billion) for the shares, which resulted in a tax-free capital gain of NOK 1.5 billion in the fourth quarter.

Stavanger, 10 February 2006
Board of directors

E&P NORWAY

	Fourth quarter				Year ended 31 December
	2005	2004		2005	2005	2004		2005
(in millions)	NOK	NOK	Change	USD*	NOK	NOK	Change	USD*

USGAAP income statement

Total revenues	28,806	21,605	33%	4,271	97,623	74,050	32%	14,475

Operating, general and administrative expenses	2,977	2,567	16%	441	10,223	9,863	4%	1,516
Depreciation, depletion and amortisation	3,020	3,632	(17%)	448	11,450	12,381	(8%)	1,698
Exploration expenses	271	202	34%	40	1,818	777	134%	270

Total expenses	6,268	6,401	(2%)	929	23,491	23,021	2%	3,483

Income before financial items, income taxes and minority interest	22,538	15,204	48%	3,342	74,132	51,029	45%	10,992

Operational data
Oil price (USD/bbl)	58.3	44.7	31%		54.1	38.4	41%

Liftings:
Oil (1,000 bbl/day)	572	594	(4%)		562	613	(8%)
Natural gas (1,000 boe/day)	475	438	8%		423	366	16%
Total oil and natural gas liftings (1,000 boe/day)	1,047	1,032	1%		984	978	1%

Production:
Oil (1,000 bbl/day)	553	621	(11%)		562	625	(10%)
Natural gas (1,000 boe/day)	475	438	8%		423	366	16%
Total oil and natural gas production (1,000 boe/day)	1,028	1,059	(3%)		985	991	(1%)

Income before financial items, income taxes and minority interest for E&P Norway in 2005 was NOK 74.1 billion compared to NOK 51.0 billion in 2004. The increase was primarily due to a 35 per cent increase in the segment oil price measured in NOK which contributed NOK 18.0 billion, an increase in the transfer price of natural gas which contributed NOK 8.3 billion, a 16 per cent increase in lifted volumes of natural gas which contributed NOK 2.3 billion, and an increase of NOK 0.9 billion related to reduced depreciation expenses. The increases were partly offset by an 8 per cent decrease in lifted volumes of oil, which reduced income by NOK 5.0 billion, an additional NOK 1.0 billion in exploration expenses and an increase of NOK 0.4 billion in operating, general and administrative expenses.

In the fourth quarter of 2005 income before financial items, income taxes and minority interest was NOK 22.5 billion, compared to NOK 15.2 billion in the same period in 2004. The change was mainly due to a 37 per cent increase in oil prices measured in NOK, contributing NOK 5.3 billion, an increase in the transfer price of natural gas, which contributed NOK 2.7 billion, an 8 per cent increase in lifted volumes of natural gas, which contributed NOK 0.5 billion, and an additional
NOK 0.6 billion related to reduced depreciation expenses. This was partly offset by a 4 per cent decrease in lifted volumes of oil, which reduced income by NOK 0.6 billion, other income that is reduced by NOK 0.6 billion mainly due to an increase in write-down of inventory to production cost, an increase of NOK 0.1 billion in exploration expenses and an increase of NOK 0.4 billion in operating expenses.

Average daily lifting of oil was 562,000 barrels (bbl) per day in 2005 compared to 613,000 bbl per day in 2004, while average daily production of oil was 562,000 bbl per day in 2005, compared to 625,000 bbl per day in 2004.

The reduction from 2004 to 2005 of 63,000 bbl in average daily production of oil was mainly related to a continuing decline on the Statfjord, Gullfaks, Åsgard and Troll oil fields, as well as reduced production caused by more frequent and larger maintenance turnarounds in 2005 compared with 2004. This was partly offset by increased volumes from the Kvitebjørn field, which came on stream at the end of September 2004.

In the fourth quarter of 2005 average daily lifting of oil was 572,000 bbl per day, compared to 594,000 bbl per day in the same period in 2004. Average daily oil production in the fourth quarter of 2005 was 553,000 bbl per day compared to 621,000 bbl per day in the same period in 2004.

The reduction from the fourth quarter of 2004 to the fourth quarter of 2005 of 68,000 barrels in average daily production of oil was mainly related to a continuing decline on the Statfjord, Gullfaks, Åsgard and Troll oil fields. This reduction was partly offset by volumes from Visund gas, which commenced production in the third quarter of 2005, and the Kristin and Urd fields that came on stream in November 2005.

Average daily gas production was 423,000 boe per day in 2005 compared to 366,000 boe per day in 2004, an increase of 16 per cent. The reason for the increase was a higher customer offtake under existing long-term contracts than in 2004 and an increase in long-term contracted volumes. In the fourth quarter of 2005, average daily gas production was 475,000 boe per day compared to 438,000 boe per day in the same period in 2004. The increase was mainly related to increased production from Kvitebjørn and increased gas customer offtake.

Exploration expenditure (including capitalised exploration expenditure) amounted to NOK 2.2 billion in 2005, compared to NOK 1.1 billion in 2004. In the fourth quarter of 2005 exploration expenditure was NOK 0.5 billion, compared to NOK 0.3 billion in the same period in 2004.

Exploration expenses were NOK 1.8 billion in 2005, compared to NOK 0.8 billion in 2004. Exploration expenses in the fourth quarter of 2005 were NOK 0.3 billion compared to NOK 0.2 billion in the same period in 2004.

The main reasons for the increase in both exploration expenditure and expenses from 2004 to 2005 were higher drilling and seismic activity and generally more expensive wells. The write-offs of prior periods’ capitalised exploration expenditure increased from NOK 0.1 billion in 2004 to NOK 0.2 billion in 2005.

During 2005, Statoil participated in the drilling and completion of nine exploration and appraisal wells, of which six wells resulted in discoveries. Six exploration and appraisal wells were completed in 2004. No exploration and appraisal well was completed in the fourth quarter of 2005, whereas two exploration and appraisal wells were completed in the fourth quarter of 2004.

Production from Statoil’s Kristin natural gas and condensate field in the Norwegian Sea began on 3 November, while the Urd field in the Norne area commenced production on 8 November 2005.

Ten operatorships as well as holdings in six production licences were allocated to Statoil in the annual round of awards in predefined areas (APA) for 2005 on the NCS.

On 16 December 2005, the Norwegian government approved Statoil’s plan for improved oil recovery (IOR) from the Tordis field in the North Sea.

Development plans for the Statoil-operated Tyrihans field in the Norwegian Sea were formally approved by the King in Council on 2 December 2005 and submitted to the parliament.

Statoil has accepted the penalty of NOK 80 million imposed by the Norwegian authorities as a consequence of the gas blowout which occurred on 28 November 2004 on the Snorre A platform.

INTERNATIONAL E&P

	Fourth quarter				Year ended 31 December
	2005	2004		2005	2005	2004		2005
(in millions)	NOK	NOK	Change	USD*	NOK	NOK	Change	USD*

USGAAP income statement

Total revenues	6,105	2,800	118%	905	19,563	9,765	100%	2,901

Operating, general and administrative expenses	1,117	680	64%	166	3,491	2,311	51%	518
Depreciation, depletion and amortisation	3,695	682	442%	548	6,273	2,215	183%	930
Exploration expenses	467	387	21%	69	1,435	1,051	37%	213

Total expenses	5,279	1,749	202%	783	11,199	5,577	101%	1,660

Income before financial items, income taxes and minority interest	826	1,051	(21%)	122	8,364	4,188	100%	1,240

Operational data
Oil price (USD/bbl)	53.4	37.2	44%		51.0	35.7	43%

Liftings:
Oil (1,000 bbl/day)	167	104	61%		139	100	40%
Natural gas (1,000 boe/day)	38	36	5%		43	15	185%
Total oil and natural gas liftings (1,000 boe/day)	205	140	47%		182	115	59%

Production:
Oil (1,000 bbl/day)	166	107	55%		142	100	42%
Natural gas (1,000 boe/day)	38	36	5%		43	15	185%
Total oil and natural gas production (1,000 boe/day)	204	143	43%		184	115	60%

Income before financial items, income taxes and minority interest in 2005 was NOK 8.4 billion compared to NOK 4.2 billion in the corresponding period of 2004. The increase was mainly related to a 59 per cent increase in lifted volumes, contributing NOK 4.8 billion, and a 37 per cent increase in realised oil prices for International E&P measured in NOK, contributing NOK 4.5 billion. This was partly offset by a NOK 1.2 billion increase in operating, general and administrative expenses, and a NOK 4.1 billion increase in depreciation.

In the fourth quarter of 2005 income before financial items, income taxes and minority interest for International E&P was NOK 0.8 billion compared to NOK 1.1 billion in the same period in 2004. A 47 per cent increase in lifted volumes contributed NOK 1.4 billion, while a 50 per cent increase in the oil price for International E&P measured in NOK contributed NOK 1.8 billion. This was more than offset by a NOK 0.4 billion increase in operating, general and administrative expenses, as well as a NOK 3.0 billion increase in depreciation. The increase in depreciation, both in the fourth quarter of 2005 and in the year as a whole, is explained by a NOK 2.2 billion write-down of the book value of Statoil’s share in phases 6-7-8 of the South Pars project, higher lifting from existing fields, new fields coming on stream, and a reduction in the proved reserves estimate for the calculation of depreciation in the fourth quarter of 2005, reflecting a decrease in proved reserves due to the effect of higher oil prices in the international projects under production sharing agreements.

Average daily lifting of oil increased from 99,800 bbl per day in 2004 to 139,500 bbl per day in 2005. In the fourth quarter of 2005 average daily lifting of oil increased to 167,400 bbl per day, compared to 104,100 bbl per day in the same period in 2004. Average daily production of oil increased from 100,000 bbl per day in 2004 to 141,800 bbl per day in 2005. The average daily oil production in the fourth quarter of 2005 was 165,600 bbl per day, compared to 106,700 bbl per day in the same period in 2004.

The increase in oil production from 2004 to 2005 was mainly related to new fields such as the Central Azeri part of the ACG field and Kizomba B, which came on stream in the first quarter and the third quarter of 2005 respectively, as well as a ramping-up of production from the Kizomba A field, which came on stream in the third quarter of 2004, and increased production from the Lufeng field following the completion of a sidetrack drilling programme in the second quarter of 2005.

The increase in oil production from the fourth quarter of 2004 to the fourth quarter of 2005 was mainly related to new fields such as the Central Azeri part of the ACG field and Kizomba B, which came on stream in the first quarter and the third quarter of 2005 respectively, as well as increased production from the Lufeng field following the completion of its sidetrack drilling programme in the second quarter of 2005.

Average daily gas production was 42,600 boe per day in 2005 compared to 15,000 boe per day in 2004. The large increase in gas production was attributable to gas sales from the In Salah field, which commenced production in the third quarter of 2004. In the fourth quarter of 2005 average daily gas production was 38,000 boe per day, compared to 36,100 boe per day during the corresponding period in 2004.

Exploration expenditure (including capitalised exploration expenditure) was NOK 2.1 billion in 2005 compared to NOK 1.4 billion in 2004. Exploration expenditure in the fourth quarter of 2005 was NOK 0.6 billion compared to NOK 0.5 billion in the corresponding period of 2004. Exploration expenses were NOK 1.4 billion in 2005 compared to NOK 1.1 billion in 2004. Exploration expenses were NOK 0.5 billion in the fourth quarter of 2005 compared to NOK 0.4 billion in the same period in 2004. The increase in exploration expenses was mainly due to increased exploration activity.

In 2005, 11 exploration and appraisal wells were completed internationally, of which eight wells resulted in discoveries, and one well awaits final evaluation. Six wells were completed in the corresponding period of 2004. During the fourth quarter of 2005, three exploration wells and one appraisal well were completed internationally. Both the Plutão Beta well in Block 31 off Angola and the Jack appraisal well in the US Gulf of Mexico resulted in discoveries, while the Batuque-3 well in block 15 in Angola awaits final evaluation. The Mercurio-1 well in Block 31 off Angola was dry.

In November 2005, construction work began on the floating platform to produce oil from the Tahiti field in the Gulf of Mexico, where Statoil holds a 25 per cent share. The field is expected to come on stream in the summer of 2008.

On 28 December 2005, Statoil secured two rigs for exploration drilling on Hassi Mouina in Algeria. Hassi Mouina is Statoil's first onshore operatorship ever, and drilling of the first exploration well is planned for the summer of 2006. The contracts signed with Nabors Drilling and Enafors will run until March 2008, with options to extend.

On 30 December 2005, the West Azeri development in the ACG field off Azerbaijan came on stream, four months ahead of schedule. Statoil’s share is 8.56 per cent.

Due to considerable cost increases and delays in the development of phases 6-7-8 in the Iranian South Pars gas field, Statoil has written down the book value of its investment in the project by NOK 2.2 billion before tax (USD 329 million) corresponding to NOK 1.6 billion (USD 237 million) after tax. The decision is based on the cost increase and delay in the project due to productivity and quality problems with Sadra, the contractor responsible for engineering, procurement, construction and installation of three platform topsides, plus delays in laying the last one of three approximately 100-kilometre long pipelines from the field to shore.

Together with the Iranian partner Petropars, Statoil has found it necessary to change the plans for the remaining part of the project in order to be able to meet delivery obligations to the owner, which is the Iranian state oil company NIOC. A further strengthening of management resources and technical expertise at Sadra will be required, and the possibility of transferring parts of the remaining work to other contractors will be explored. Statoil has entered into a dialogue with Sadra on how the two companies together can implement these changes to ensure that the project can be finalised.

NATURAL GAS

	Fourth quarter				Year ended 31 December
	2005	2004		2005	2005	2004		2005
(in millions)	NOK	NOK	Change	USD*	NOK	NOK	Change	USD*

USGAAP income statement

Total revenues	15,865	10,278	54%	2,352	45,823	33,326	37%	6,794

Cost of goods sold	10,679	6,581	62%	1,583	30,826	19,350	59%	4,571
Operating, selling and administrative expenses	2,541	1,767	44%	377	8,321	6,540	27%	1,234
Depreciation, depletion and amortisation	210	183	15%	31	775	652	19%	115

Total expenses	13,430	8,531	57%	1,991	39,922	26,542	50%	5,919

Income before financial items, income taxes and minority interest	2,435	1,747	39%	361	5,901	6,784	(13%)	875

Operational data
Natural gas sales (Statoil equity) (bcm)	7.0	6.3	11%		24.6	21.0	17%
Natural gas sales (third- party volumes) (bcm)	0.8	1.2	(32%)		2.6	3.9	(33%)
Natural gas sales (bcm)	7.9	7.5	5%		27.3	25.0	9%
Natural gas price (NOK/scm)	1.74	1.20	45%		1.45	1.10	31%
Transfer price natural gas (NOK/scm)	1.21	0.82	47%		1.04	0.71	47%
Regularity at delivery point (%)	100%	100%	0%		100%	100%	0%

Income before financial items, income taxes and minority interest in 2005 was NOK 5.9 billion, compared to NOK 6.8 billion in 2004. The effect of the increased revenues arising from higher gas prices and sales volumes was more than offset by an increased transfer price, higher operating, selling and general expenses, and the gain from the sale of the shares in Verbundnetz Gas (VNG) of NOK 0.6 billion before tax, which was included as income in the first quarter of 2004.

In the fourth quarter of 2005, income before financial items, income taxes and minority interest for Natural Gas was NOK 2.4 billion, compared to NOK 1.7 billion in the fourth quarter of 2004. The increase of NOK 0.7 billion was mainly due to higher prices of natural gas and higher sales volumes. This was partly offset by increased cost of goods sold related to an increased transfer price for natural gas from E&P Norway. Operating, selling and administrative expenses increased in the fourth quarter of 2005, and in 2005 as a whole, due to increased volumes sold.

Natural gas sales in 2005 were 27.3 billion cubic metres (bcm), including sales of third-party liquefied natural gas (LNG), compared to 25.0 bcm in the same period in 2004. Of the total gas sales in 2005, equity gas was 24.6 bcm. LNG sales contributed NOK 3.3 billion to revenues in 2005.

In the fourth quarter of 2005, natural gas sales were 7.9 bcm compared to 7.5 bcm in the same period of 2004, an increase of 5 per cent. Of the total gas sales in the fourth quarter of 2005, equity gas was 7.0 bcm. Sales of natural gas volumes from the In Salah field are reported by the International E&P segment.

The average gas price for gas piped to Europe in 2005 was NOK 1.45 per standard cubic metre (scm), compared to NOK 1.10 per scm in 2004, an increase of 31 per cent. The gas price was 45 per cent higher in the fourth quarter of 2005 compared to the fourth quarter of 2004. The price increase was mainly due to an increase in long-term continental contract prices and an increase in gas prices in the UK market.

Cost of goods sold in 2005 increased by 59 per cent compared to 2004, due to increased equity volumes and a higher transfer price. The transfer price for gas from E&P Norway to Natural Gas was NOK 1.04 per scm in 2005, an increase of 47 per cent compared to the transfer price in 2004 of NOK 0.71 per scm. The transfer price for gas from E&P Norway increased by 47 per cent from NOK 0.82 in the fourth quarter of 2004 to NOK 1.21 in the fourth quarter of 2005.

Statoil has concluded a 10-year agreement with the gas and electricity supplier Scottish Power in the UK to deliver 500 million cubic metres of gas per annum for Statoil and the SDFI from October 2007.

Statoil and its partners in the Etzel gas storage facility in northern Germany have reached agreement with IVG, the owner and technical operator of the facility, on extending the lease for existing gas storage and expanding capacity. The partners have decided to almost double the storage capacity, with further expansions possible at a later stage.

The gas sales contract between the German company Verbundnetz Gas (VNG) and Statoil has been extended by six years, corresponding to total additional deliveries of 12 billion cubic metres up to 2022 for Statoil and the SDFI. Two billion cubic metres of gas have been supplied annually by Statoil to VNG since 1996, and this contract has now been extended.

On 30 January 2006, Statoil sold its 30 per cent interest in the Ringsend gas power plant in Dublin, Ireland to RBS Power Investments.

MANUFACTURING & MARKETING

	Fourth quarter				Year ended 31 December
	2005	2004		2005	2005	2004		2005
(in millions)	NOK	NOK	Change	USD*	NOK	NOK	Change	USD*

USGAAP income statement

Total revenues	92,422	74,039	25%	13,703	339,380	267,177	27%	50,320

Cost of goods sold	84,666	67,360	26%	12,553	313,125	246,971	27%	46,427
Operating, selling and administrative expenses	4,482	4,726	(5%)	665	16,402	14,566	13%	2,432
Depreciation, depletion and amortisation	579	519	12%	86	2,207	1,719	28%	327

Total expenses	89,727	72,605	24%	13,304	331,734	263,256	26%	49,187

Income before financial items, income taxes and minority interest	2,695	1,434	88%	400	7,646	3,921	95%	1,134

Operational data
FCC margin (USD/bbl)	8.3	6.6	26%		7.9	6.4	23%
Contract price methanol (EUR/tonne)	220	230	(4%)		225	213	6%
Petrochemical margin (EUR/tonne)	n/a	217	n/a		161	153	5%

Income before financial items, income taxes and minority interest for Manufacturing & Marketing in 2005 was NOK 7.6 billion compared to NOK 3.9 billion in 2004. In the fourth quarter of 2005 income before financial items, income taxes and minority interest was NOK 2.7 billion compared to NOK 1.4 billion in the same period in 2004. These increases were mainly due to high regularity, high refining margins and a gain of NOK 1.5 billion from the sale of Borealis.

Oil trading income before financial items, income taxes and minority interest in 2005 was NOK 1.6 billion, compared to NOK 0.9 billion in 2004. In the fourth quarter of 2005, income before financial items, income taxes and minority interest was NOK 0.4 billion compared to NOK 0.2 billion in the same period in 2004. Both increases were mainly due to good results from trading.

Income before financial items, income taxes and minority interest from manufacturing was NOK 3.4 billion in 2005, compared to NOK 1.7 billion in 2004. In the fourth quarter of 2005, income before financial items, income taxes and minority interest was NOK 0.8 billion, compared to NOK 0.6 billion in the same period in 2004. These increases were mainly due to higher margins and higher regularity in 2005 compared to 2004. In 2005, the average FCC refining margin was USD 7.9 per barrel compared to USD 6.4 per barrel in 2004. The average contract price of methanol was EUR 225 per tonne in 2005 compared to EUR 213 per tonne in 2004, an increase of 6 per cent.

Income before financial items, income taxes and minority interest from marketing was NOK 0.5 billion in 2005, compared to NOK 0.5 billion in 2004. Income before financial items, income taxes and minority interest in the fourth quarter of 2005 was slightly negative, compared to a positive result of NOK 0.2 billion in the same period in 2004. Increased competition and lower margins in general have resulted in weaker results from the retail unit.

The sale of the group’s shares in Borealis was finalised on 13 October 2005. Statoil received EUR 1 billion (NOK 7.8 billion) for the transaction which resulted in a tax-free capital gain of NOK 1.5 billion in the fourth quarter. Income before financial items, income taxes and minority interest from Borealis was NOK 2.2 billion in 2005, compared to NOK 0.8 billion in 2004. Income before financial items, income taxes and minority interest in the fourth quarter of 2005 was NOK 1.5 billion compared to NOK 0.4 billion in the same period in 2004. The increase was mainly due to the gain from the sale.

A 10-year agreement covering sales, export and storage of liquid petroleum gases (LPG) has been entered into with Enterprise Products Operating LP in Texas. This agreement is an important element in the development of Manufacturing & Marketing’s natural gas liquids (NGL) business.

On 3 November 2005, the Danish energy company Elsam entered into a contract with Statoil to build and operate a combined heat and power (CHP) plant at the group's Mongstad refinery north of Bergen. Statoil applied to the Norwegian authorities for a concession to build the CHP plant in 2005, and a final response is expected during 2006.

LIQUIDITY AND CAPITAL RESOURCES

Cash flows provided by operating activities were NOK 56.3 billion in 2005, compared to NOK 38.8 billion in 2004. The increase in cash flows provided by operating activities of NOK 17.4 billion in 2005, compared to 2004, was mainly due to an increase in cash flows from underlying operations contributing NOK 27.5 billion. Short-term investments contributed NOK 7.1 billion. Increased taxes paid reduced the cash flows from operations by NOK 15.5 billion, while increased working capital reduced the cash flows from operations by NOK 1.6 billion. Operating activities provided no cash in the fourth quarter of 2005, compared to a negative cash flow of NOK 5.6 billion in the fourth quarter of 2004.

Cash flows used in investment activities in 2005 were NOK 37.7 billion compared to NOK 32.0 billion in 2004. In the fourth quarter of 2005 the cash flows used in investment activities were NOK 0.6 billion compared to NOK 4.9 billion in the fourth quarter of 2004.

Gross investments, defined as additions to property, plant and equipment (including intangible assets and long-term share investments) and capitalised exploration expenditure in 2005 were NOK 46.2 billion, as compared to NOK 42.8 billion in 2004. In the fourth quarter of 2005 gross investments were NOK 9.1 billion, compared to NOK 8.6 billion in the fourth quarter of 2004. Total gross investments in 2005 include the acquisition of the deepwater Gulf of Mexico assets of NOK 13.2 billion. These assets relate to the discoveries and exploration prospects that Statoil acquired from EnCana in the second quarter of 2005.

	Fourth quarter				Year ended 31 December
Gross investments	2005	2004		2005	2005	2004		2005
(in billions)	NOK	NOK	Change	USD*	NOK	NOK	Change	USD*

- E&P Norway	4.5	4.2	7%	0.7	16.3	16.8	(3%)	2.4
- International E&P	3.2	2.7	17%	0.5	25.3	19.0	33%	3.8
- Natural Gas	0.7	0.9	(16%)	0.1	2.5	2.4	7%	0.4
- Manufacturing & Marketing	0.5	0.6	(17%)	0.1	1.6	4.2	(61%)	0.2
- Other	0.2	0.3	(30%)	0.0	0.5	0.6	(15%)	0.1

Total gross investment	9.1	8.6	5%	1.3	46.2	42.8	8%	6.9

The difference between cash flows used in investment activities and gross investments in 2005 was mainly related to the sale of the group’s shares in Borealis and NCS portfolio transactions.

Reconciliation of cash flow to gross investments	Fourth quarter		Year ended 31 December
(in NOK billion)	2005	2004	2005	2004

Cash flows to investments	0.6	4.9	37.7	32.0
NCS portfolio transactions	0.1	1.0	(1.0)	1.0
Acquisition of assets	0.0	0.0	0.0	1.3
Contribution from sales of assets	8.1	2.0	8.9	3.2
Reclassification of prepayment made in 2003 before
governmental approval of In Salah and In Amenas	0.0	0.0	0.0	6.8
Other changes in long-term loans granted and other long-term items	0.2	0.7	0.7	(1.6)

Gross investments	9.1	8.6	46.2	42.8

Cash flows used in financing activities in 2005 amounted to NOK 16.5 billion, compared to NOK 9.1 billion in 2004. The main reason for the increase in cash flows used in financing activities was a reduction in new long-term borrowings and an increase in ordinary dividend paid, partly offset by a decrease in repayment of long-term borrowings. The amount reported for 2005 includes a dividend paid to shareholders of NOK 11.5 billion related to the annual result in 2004, while the dividend paid to shareholders in 2004 was NOK 6.4 billion. New long-term borrowings as of 31 December 2005 amounted to NOK 0.4 billion, compared to NOK 4.6 billion in 2004. Repayment of long-term debt in 2005 was NOK 3.2 billion compared to NOK 6.6 billion in 2004.

In the fourth quarter of 2005 cash flows used in financing activities were NOK 2.4 billion, compared to NOK 2.8 billion in the fourth quarter of 2004.

Interest-bearing debt. Gross interest-bearing debt was NOK 34.2 billion at the end of 2005 compared to NOK 36.2 billion at the end of 2004. Interest-bearing debt has been reduced mainly due to high cash flows from operational activities. Despite high investments, including the payment of NOK 13.2 billion related to the acquisition of the deepwater Gulf of Mexico assets, debt has been reduced. This is partly due to the sale of the group’s shares in Borealis of NOK 7.8 billion.

Repayment of interest-bearing debt has been offset by a change in the NOK/USD exchange rate of NOK 0.73 from the end of the fourth quarter of 2004 to the end of the fourth quarter of 2005. For risk management purposes, currency swaps are used to ensure that Statoil keeps long-term interest-bearing debt in USD. As a result, most of the group's long-term debt is exposed to changes in the NOK/USD exchange rate.

Net interest-bearing debt (10) was NOK 19.5 billion as of 31 December 2005 compared to NOK 20.3 billion as of 31 December 2004.

The decrease in net interest-bearing debt from the fourth quarter of 2004 to the fourth quarter of 2005 was mainly related to a reduction in adjusted gross interest-bearing debt of NOK 2.4 billion, partly offset by a reduction of adjusted liquid assets of NOK 1.6 billion.

Net debt to capital employed ratio, defined as net interest-bearing debt to capital employed, was 15.3 per cent as of 31 December 2005, compared to 19.0 per cent as of 31 December 2004. The decrease in the net debt to capital employed ratio was mainly related to an increase in shareholders’ equity.

In the calculation of net interest-bearing debt, Statoil makes certain adjustments which make net interest-bearing debt and the net debt to capital employed ratio non-GAAP financial measures. For an explanation and calculation of the ratio, see Use and reconciliation of non-GAAP financial measures below.

Cash, cash equivalents and short-term investments were NOK 13.9 billion as of 31 December 2005, compared to NOK 16.6 billion as of 31 December 2004. The decrease was due to high investments, including the payment of NOK 13.2 billion related to the acquisition of the deepwater Gulf of Mexico assets. Cash and cash equivalents were NOK 7.0 billion as of 31 December 2005, compared to NOK 5.0 billion as of 31 December 2004. Short-term investments amounted to NOK 6.8 billion as of 31 December 2005, compared to NOK 11.6 billion as of 31 December 2004.

Working capital (total current assets less current liabilities) was reduced by NOK 8.3 billion from a positive working capital of NOK 3.9 billion as per 31 December 2004 to a negative working capital of NOK 4.3 billion as per 31 December 2005. The change in working capital was mainly related to an increase in taxes payable of NOK 10.6 billion, an increase in accounts payable and accrued liabilities of NOK 8.9 billion and a decrease in cash, cash equivalents, short-term investments, prepaid expenses and other current assets of NOK 5.2 billion. This was partly offset by an increase in accounts receivable of NOK 11.6 billion, a decrease in short-term debt of NOK 3.2 billion and an increase in inventories of NOK 1.7 billion.

Horton matter. The Norwegian National Authority for Investigation and Prosecution of Economic and Environmental Crime (Økokrim) conducted an investigation concerning an agreement which Statoil entered into in 2002 with Horton Investments Ltd, a Turks & Caicos Island company, for consultancy services in Iran. The consultancy agreement provided for the payment of USD 15.2 million for consultancy services to be rendered over the 11-year contract term. Two payments totalling USD 5.2 million were made under the contract before the payments were stopped. The contract was terminated in September 2003. On 28 June 2004, Økokrim informed Statoil that it had concluded that Statoil violated section 276c, first paragraph (b) of the Norwegian Penal Code (which became effective from 4 July 2003 and prohibits conferring on or offering to a middleman an improper advantage in return for exercising his influence with a decision-maker without the decision-maker receiving any advantage) and imposed a penalty on Statoil of NOK 20 million. Statoil’s board decided on 14 October 2004 to accept the penalty without admitting or denying the charges by Økokrim. Before agreeing to pay the fine imposed by Økokrim, Statoil had already accepted that the Horton contract violated its own ethical policies and standards. Statoil has taken a number of steps to prevent a similar situation from arising in the future. Økokrim also informed Statoil that it issued a penalty notice to former Statoil executive vice president Richard Hubbard on the same legal basis, seeking to impose a penalty of NOK 200,000. Richard Hubbard announced on 18 October 2004 that he had accepted the Økokrim fine of NOK 200,000.

The original charge that Statoil paid bribes to Iranian decision-makers with the intention of securing commercial advantages in Iran was not pursued further by Økokrim in the penalty notice of June 2004.

The US Securities and Exchange Commission (SEC) is conducting a formal investigation into the Horton consultancy arrangement to determine if there have been any violations of US federal securities laws, including the Foreign Corrupt Practices Act. The US Department of Justice is conducting a criminal investigation of the Horton matter jointly with the Office of the United States Attorney for the Southern District of New York. The SEC Staff informed Statoil on 24 September 2004 that it is considering recommending that the SEC authorise a civil enforcement action in federal court against Statoil for violations of various US federal securities laws, including the anti-bribery and books and records provisions of the Foreign Corrupt Practices Act. Statoil is continuing to provide information to the US authorities to assist them in their ongoing investigations.

Iranian authorities have carried out inquiries into the matter. In April 2004, the Iranian Consultative Assembly initiated an official probe into allegations of corruption in connection with the Horton matter with Iran. The probe was finalised for the parliamentary session at the end of May 2004. It was reported in the international press that at such time no evidence of wrongdoing by the subjects of the probe in Iran had been revealed by the probe.

USE AND RECONCILIATION OF NON-GAAP FINANCIAL MATTERS

Statoil is subject to SEC regulations regarding the use of “non-GAAP financial measures” in public disclosures. Non-GAAP financial measures are defined as numerical measures that either exclude or include amounts that are not excluded or included in the comparable measures calculated and presented in accordance with GAAP.

For more information on our use of non-GAAP financial measures, see Item 5 - Operating and Financial Review and Prospects - Use of Non-GAAP Financial Measures in Statoil’s 2004 Annual Report on Form 20-F.

The following financial measures may be considered non-GAAP financial measures:
• Return on average capital employed (ROACE)
• Normalised return on average capital employed (normalised ROACE)
• Normalised production cost per barrel
• Net debt to capital employed ratio

ROACE
Statoil uses ROACE to measure the return on capital employed regardless of whether the financing is through equity or debt. This measure is viewed by the company as providing useful information, both for the company and investors, regarding performance for the period under evaluation. Statoil makes regular use of this measure to evaluate its operations. Statoil’s use of ROACE should not be viewed as an alternative to income before financial items, income taxes and minority interest, or to net income, which are the measures calculated in accordance with generally accepted accounting principles or ratios based on these figures.

Statoil uses normalised ROACE to measure the return on capital employed, while excluding the effects of market developments over which Statoil has no control. The revenue effects of oil price, natural gas price, refining margin, Borealis margin and the NOK/USD exchange rate are therefore excluded from the normalised figure.

This measure is viewed by the company as providing a better understanding of Statoil’s underlying performance over time and across periods, by excluding from the performance measure factors that Statoil cannot influence. Statoil makes regular use of this measure to evaluate its operations.

Beginning in 2005, the figures used for calculating the normalised ROACE are (each adjusted for an assumed annual inflation of 2.5 per cent from the basis year 2004):
• oil price of USD 22 per barrel
• natural gas price of NOK 0.90 per scm
• FCC refining margin of USD 5.0 per barrel
• petrochemical margin of EUR 140 per tonne
• NOK/USD exchange rate of 6.75

By keeping certain prices and the NOK/USD exchange rate constant, Statoil is able to utilise normalised ROACE to focus on operating cost and efficiency improvements, and is able to measure performance on a comparable basis across periods. Such a focus would be more challenging to maintain in periods in which prices are high and exchange rates are favourable. In the period 2001 to the fourth quarter of 2005, during which Statoil has been using normalised ROACE as a method of measuring performance, the normalisation procedures have on average resulted in lower normalised earnings compared to the earnings based on realised prices. Normalised results, however, should be reviewed together with the measures calculated in accordance with GAAP when measuring financial performance. The company reviews both realised and normalised results when measuring performance. However, the company considers the normalised results to be especially useful when realised prices, margins and exchange rates are above the normalised set of assumptions. Normalised ROACE has historically been based on organic development, and major inorganic transactions have therefore generally been excluded from the calculations. The effect on average capital employed of the acquisition of the deepwater Gulf of Mexico assets and the numerator effects due to incurred costs since the acquisition are excluded from the 2005 figures in the calculation of the normalised ROACE.

All historical normalised figures have been restated in order to reflect the new normalisation assumptions and the portfolio of assets as at the end of 2004, as shown at the bottom of the table below. This is done in order to facilitate comparisons between years using the new normalisations. For a description of the adjustments and normalisation assumptions, see end note 2.

Calculation of numerator and denominator used in ROACE calculation	Year ended 31 December
(in NOK million, except percentages)	2005	2004

Net income for the last 12 months	30,730	24,916
Minority interest for the last 12 months	765	505
After-tax net financial items for the last 12 months	937	(1,947)

Net income adjusted for minority interest and net financial items after tax (A1)	32,432	23,474

Adjustment for tax effects and insurance costs	n/a	(1,283)
Numerator adjustments for costs In Salah, In Amenas and SDS	n/a	(295)
Numerator adjustments for gain on sale of VNG	n/a	(446)
Numerator adjustments for gain on sale of Borealis	(1,518)	n/a
Numerator adjustments for South Pars write-down	1,593	n/a
Effect of normalised prices and margins	(20,220)	(12,608)
Effect of normalised NOK/ USD exchange rate	679	2,189

Normalised net income (A2)	12,966	11,031

Calculated average capital employed:
Average capital employed before adjustments (B1)	117,327	99,346
Average capital employed (B2)	117,300	99,868
Denominator adjustments on average capital employed for In Salah and In Amenas	n/a	(7,766)
Denominator adjustment on average capital employed for SDS	n/a	(2,361)
Denominator adjustments 2005 on average capital employed for GoM transaction	(6,838)	n/a
Average capital employed adjusted (B3)	110,462	89,741

Calculated ROACE
Calculated ROACE based on average capital employed before adjustments (A1/B1)	27.6%	23.6%
Calculated ROACE based on average capital employed (A1/B2)	27.6%	23.5%
Normalised ROACE old normalising assumptions, previously reported figures	n/a	12.3%

Normalised ROACE (A2/B3) 2005, including restated 2004 figures	11.7%	12.4%

Normalised production cost

Normalised production cost in NOK per barrel is used to evaluate the underlying development in the production cost. Statoil’s production costs internationally are mainly incurred in USD. In order to exclude currency effects and to reflect the change in the underlying production cost, the NOK/USD exchange rate is held constant at 6.75 in the calculations of normalised production cost.

	Year ended 31 December
Production cost per boe	2005	2004

Total production costs last 12 months (in NOK million)	9,429	9,336
Lifted volumes last 12 months (million boe)	426	400
Average NOK/USD exchange rate last 12 months	6.44	6.74

Production cost (USD/boe)	3.44	3.46

Calculated production cost (NOK/boe)	22.2	23.3

Normalisation of production cost per boe
Total production costs last 12 months (in NOK million)	9,429	9,336
Production costs last 12 months International E&P (in USD million)	259	193
Normalised exchange rate (NOK/USD)	6.75	6.75
Production costs last 12 months International E&P normalised at NOK/USD 6.75	1,747	1,302
Production costs last 12 months E&P Norway (in NOK million)	7,754	8,038
Total production costs last 12 months in NOK million (normalised)	9,501	9,340
Lifted volumes last 12 months (million boe)	426	400

Production cost (NOK/boe) normalised at NOK/USD 6.75 [9]	22.3	23.3

Net debt to capital employed ratio

The calculated net debt to capital employed ratio is viewed by the company as providing a more complete picture of the group’s current debt situation than gross interest-bearing debt. The calculation uses balance sheet items related to total debt and adjusts for cash, cash equivalents and short-term investments. Two further adjustments are made for two different reasons:

  Since different legal entities in the group lend to projects and others borrow from banks, it will over-report the debt stated in the balance sheet compared to the underlying exposure in the group, since different legal entities in the group lend to and from the investment banks.
  Some interest-bearing elements are classified together with non-interest bearing elements, and are therefore included when calculating the net interest-bearing debt.
The net interest-bearing debt adjusted for these two items is included in the average capital employed, which is also used in the calculation of the ROACE and normalised ROACE.

Calculation of capital employed and net debt to capital employed ratio	Year ended 31 December
(in millions)	2005	2004

Total shareholders' equity	106,644	85,030
Minority interest	1,492	1,616

Total equity and minority interest (A)	108,136	86,646

Short-term debt	1,529	4,730
Long-term debt	32,669	31,459

Gross interest-bearing debt	34,198	36,189

Cash and cash equivalents	(7,025)	(5,028)
Short-term investments	(6,841)	(11,621)

Cash and cash equivalents and short-term investments	(13,866)	(16,649)

Net debt before adjustments (B1)	20,332	19,540

Other interest-bearing elements	1,783	2,995
Adjustment for project loan	(2,623)	(2,209)

Net interest-bearing debt (B2)	19,492	20,326

Calculation of capital employed
Capital employed before adjustments to net interest-bearing debt (A+B1)	128,468	106,186
Capital employed (A+B2)	127,628	106,972

Calculated net debt to capital employed
Net debt to capital employed before adjustments (B1/(B1+A))	15.8%	18.4%
Net debt to capital employed (B2/(B2+A))	15.3%	19.0%

End notes

(1) After-tax return on average capital employed for the last 12 months is calculated as net income before minority interest and after-tax net financial items, divided by the average of opening and closing balances of net interest-bearing debt, shareholders’ equity and minority interest. See table under Return on average capital employed for a reconciliation of the numerator. See table under Net debt to capital ratio for a reconciliation of capital employed.
(2) For purposes of measuring our performance against our 2007 ROACE target, we are assuming an average realised oil price of USD 22 per barrel, natural gas price of NOK 0.90 per scm, refining margin of USD 5.0 per barrel, Borealis margin of EUR 140 per tonne, and a NOK/USD exchange rate of 6.75. All prices and margins are adjusted for inflation from 2004. ROACE is normalised in order to exclude factors that Statoil can not influence from its performance targets. Consequently, adjustments are also made to the normalised ROACE calculation in order to exclude factors that are not viewed as part of recurring business. Adjustments for the 12 months ended 31 December 2005 consisted of the gain from the sale of the group’s shares in Borealis of NOK 1.5 billion and the write-down on South Pars of NOK 1.6 billion after tax. The capital employed is normalised for the effect of the acquisition of the assets in the Gulf of Mexico from EnCana in the second quarter of 2005, including the follow-up investments in the Tahiti development project. Adjustments for the 12 months ended 31 December 2004 consisted of the gain from the sale of the shares in VNG of NOK 0.6 billion before tax (NOK 0.4 billion after tax) in the first quarter of 2004. In 2004, tax effects related to changes in tax legislation and the allocation of office costs of a total of NOK 1.6 billion in the fourth quarter of 2004, as well as the effect of insurance costs incurred of NOK 0.3 billion, have been excluded from the calculation. The target is based on organic development and the effects of the acquisition of the Algerian assets, In Salah and In Amenas, and ICA/Ahold’s 50 per cent share in SDS are therefore excluded. To facilitate comparability, historical normalised ROACE figures have been calculated using the new normalisation assumptions communicated in 2004.
(3) For a definition of non-GAAP financial measures and use of ROACE, see Use and reconciliation of non-GAAP financial measures.
(4) The group’s oil price is a volume-weighted average of the segment prices of oil and natural gas liquids (NGL), including a margin for oil sales, trading and supply (O&S). The oil price from the NCS is higher than the oil price from the international business. The calculation of the oil price for 2004 as a whole also includes sales income from NGL volumes.
(5) FCC: fluid catalytic cracking.
(6) Oil volumes include condensate and NGL, exclusive of royalty oil.
(7) Lifting of oil equals sales of oil for E&P Norway and International E&P. Deviations from share of total lifted volumes from the field compared to the share in the field production are due to periodic over- or underliftings.
(8) The reserve replacement ratio is defined as access to new secure reserves in accordance with SEC definitions, including purchases and sales, divided by produced volumes.
(9) The production cost is calculated by dividing operational costs related to the production of oil and natural gas by the total production (lifting) of oil and natural gas. For a specification of normalising assumptions, see end note 2. For normalisation of production cost, see table under Production cost.
(10) Net interest-bearing debt is long-term interest-bearing debt and short-term interest-bearing debt reduced by cash, cash equivalents and short-term investments. In the first and fourth quarter, net interest-bearing debt is normalised by excluding 50 per cent of the cash build-up related to tax payments due on 1 April and 3 October.
(11) By normalisation it is assumed that production costs in E&P Norway are incurred in NOK. Only costs incurred in International E&P are normalised at a NOK/USD exchange rate of 6.75. Certain reclassifications have been made to prior periods’ figures to be consistent with the current period’s classifications.

FORWARD-LOOKING STATEMENTS

This Operating and Financial Review contains certain forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts, including, among others, statements such as those regarding Statoil’s oil and gas production forecasts; targets with respect to return on average capital employed and other measures; targets with respect to participations in drilling and exploration activities; plans for future development and operation of projects; expected investment levels in projects and segments; expected exploration and development activities or expenditures; start-up dates for upstream activities; and plans to further improve HSE measures, are forward-looking statements. Forward-looking statements are sometimes, but not always, identified by such phrases as “will”, “expects”, “is expected to”, “should”, “may”, “is likely to”, “intends” and “believes”. These forward-looking statements reflect current views with respect to future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including levels of industry product supply, demand and pricing; currency exchange rates; political and economic policies of Norway and other oil-producing countries; general economic conditions; political stability and economic growth in relevant areas of the world; global political events and actions, including war, terrorism and sanctions; the timing of bringing new fields on stream; material differences from reserves estimates; inability to find and develop reserves; adverse changes in tax regimes; development and use of new technology; geological or technical difficulties; the actions of competitors; the actions of field partners; the actions of governments; relevant governmental approvals; industrial actions by workers; prolonged adverse weather conditions; natural disasters and other changes to business conditions. Additional information, including information on factors which may affect Statoil’s business, is contained in Statoil’s 2004 Annual Report on Form 20-F filed with the US Securities and Exchange Commission, which can be found on Statoil’s web site at www.statoil.com.

CONSOLIDATED STATEMENTS OF INCOME - USGAAP

	For the three months ended December 31,		For the year ended December 31,

(in NOK million)	2005	2004	2005	2004

REVENUES
Sales	107,604	85,092	390,540	303,756
Equity in net income of affiliates	103	501	1,090	1,209
Other income	1,592	242	1,668	1,253

Total revenues	109,299	85,835	393,298	306,218

EXPENSES
Cost of goods sold	(61,674)	(51,322)	(235,722)	(188,179)
Operating expenses	(8,666)	(7,472)	(30,327)	(27,350)
Selling, general and administrative expenses	(2,793)	(2,535)	(7,803)	(6,298)
Depreciation, depletion and amortization	(7,625)	(5,171)	(21,097)	(17,456)
Exploration expenses	(738)	(589)	(3,253)	(1,828)

Total expenses before financial items	(81,496)	(67,089)	(298,202)	(241,111)

Income before financial items, income taxes and minority interest	27,803	18,746	95,096	65,107

Net financial items	(1,498)	5,213	(3,562)	5,739

Income before income taxes and minority interest	26,305	23,959	91,534	70,846

Income taxes	(17,601)	(13,703)	(60,039)	(45,425)
Minority interest	(181)	(213)	(765)	(505)

Net income	8,523	10,043	30,730	24,916

Ordinary and diluted earnings per share	3.94	4.64	14.19	11.50

Dividend declared per ordinary share	-	-	5.30	2.95

Weighted average number of ordinary shares outstanding	2,165,464,649	2,166,139,433	2,165,740,054	2,166,142,636

See notes to the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS - USGAAP

	At December 31,	At December 31,
(in NOK million)	2005	2004

ASSETS

Cash and cash equivalents	7,025	5,028
Short-term investments	6,841	11,621

Cash, cash equivalents and short-term investments	13,866	16,649

Accounts receivable	43,329	31,736
Accounts receivable - related parties	32	0
Inventories	8,635	6,971
Prepaid expenses and other current assets	7,256	9,713

Total current assets	73,118	65,069

Investments in affiliates	4,451	10,339
Long-term receivables	9,691	8,176
Net property, plant and equipment	181,481	152,916
Other assets	16,338	11,743

TOTAL ASSETS	285,079	248,243

LIABILITIES AND SHAREHOLDERS' EQUITY

Short-term debt	1,529	4,730
Accounts payable	23,262	19,282
Accounts payable - related parties	9,766	5,621
Accrued liabilities	13,145	12,385
Income taxes payable	29,750	19,117

Total current liabilities	77,452	61,135

Long-term debt	32,669	31,459
Deferred income taxes	39,447	44,270
Other liabilities	27,375	24,733

Total liabilities	176,943	161,597

Minority interest	1,492	1,616

Common stock (NOK 2.50 nominal value), 2,189,585,600 shares authorized and issued	5,474	5,474
Treasury shares	(156)	(60)
Additional paid-in capital	37,304	37,273
Retained earnings	65,402	46,153
Accumulated other comprehensive income (loss)	(1,380)	(3,810)

Total shareholders' equity	106,644	85,030

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	285,079	248,243

See notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS - USGAAP

	For the year ended December 31,

(in NOK million)	2005	2004

OPERATING ACTIVITIES
Consolidated net income	30,730	24,916

Adjustments to reconcile net income to net cash flows provided by operating activities:
Minority interest in income	765	505
Depreciation, depletion and amortization	21,097	17,456
Exploration expenditures written off	158	110
(Gains) losses on foreign currency transactions	1,330	(1,919)
Deferred taxes	(5,078)	5,006
(Gains) losses on sales of assets and other items	(1,605)	(1,531)

Changes in working capital (other than cash and cash equivalents):
• (Increase) decrease in inventories	(1,664)	(1,645)
• (Increase) decrease in accounts receivable	(11,625)	(1,149)
• (Increase) decrease in prepaid expenses and other current assets	(1,842)	(4,590)
• (Increase) decrease in short-term investments	4,780	(2,307)
• Increase (decrease) in accounts payable	7,923	(147)
• Increase (decrease) in other payables	282	1,449
• Increase (decrease) in taxes payable	10,522	1,387

(Increase) decrease in non-current items related to operating activities	477	1,266

Cash flows provided by operating activities	56,250	38,807

INVESTING ACTIVITIES
Acquisitions, net of cash acquired	(13,154)	0
Additions to property, plant and equipment	(31,389)	(31,800)
Exploration expenditures capitalized	(1,242)	(748)
Change in long-term loans granted and other long-term items	(734)	(2,650)
Proceeds from sale of business	7,802	0
Proceeds from sale of assets	1,053	3,239

Cash flows used in investing activities	(37,664)	(31,959)

FINANCING ACTIVITIES
New long-term borrowings	422	4,599
Repayment of long-term borrowings	(3,187)	(6,574)
Distribution to minority shareholders	(910)	(559)
Dividends paid	(11,481)	(6,390)
Net short-term borrowings, bank overdrafts and other	(1,358)	(131)

Cash flows used in financing activities	(16,514)	(9,055)

Net increase (decrease) in cash and cash equivalents	2,072	(2,207)

Effect of exchange rate changes on cash and cash equivalents	(75)	(81)
Cash and cash equivalents at the beginning of the year	5,028	7,316

Cash and cash equivalents at the end of the year	7,025	5,028

Changes in balance sheet items resulting from the acquisition of the Statoil Detaljhandel Skandinavia in the third quarter of 2004 are excluded from Cash flows provided by operating activities and Cash flows used in financing activities, and classified as Additions to property, plant and equipment.

See notes to the consolidated financial statements.

1. ORGANIZATION AND BASIS OF PRESENTATION

These consolidated interim USGAAP financial statements are unaudited, but reflect all adjustments that, in the opinion of management, are necessary to provide a fair presentation of the financial position, results of operations and cash flows for the dates and periods covered. All such adjustments are of normal and recurring nature. Interim period results are not necessarily indicative of results of operations or cash flows for a full-year period. The income statement and balance sheet as of and for the year ended December 31, 2004 have been derived from the audited financial statements at that date but do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. These interim financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in Statoil's financial statements for the year ended December 31, 2004. Certain reclassifications have been made to prior periods' figures to be consistent with the current period's classifications.

Statoil adopted Financial Accounting Standard (FAS) 123 (R) Share-Based Payment in the fourth quarter of 2004, as an employee share saving plan was introduced. Employees have the opportunity to buy shares in Statoil every year up to a ceiling of five per cent of their gross salary. For shares held for at least two calendar years, employees will receive one bonus share for every two purchased. The bonus element is valued at the grant day and amortized to income over the vesting period. The effect on the Consolidated Statements of Income and financial position is immaterial.

As of January 1, 2005, Statoil adopted Financial Accounting Standard Board (FASB) Staff Position FSP FAS 19-1, Accounting for Suspended Well Costs. Upon adoption of the FSP, the Company evaluated all existing capitalized exploratory well expenditures under the provisions of the FSP. The adoption did not have any effects on Statoil's Consolidated Statements of Income and financial position.

As of July 1, 2005 Statoil adopted FAS 153 Exchanges of Nonmonetary Assets. Before adoption of FAS 153 Statoil recognized some exchanges at book value. After the adoption of FAS 153 only exchanges which lack commercial substance will be recognized at book value. The pronouncement is only required to be recognized prospectively and therefore no cumulative effect is recognized.

In March 2005, the FASB issued Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations (FIN 47), which is effective for fiscal years ending after December 15, 2005. FIN 47 clarifies the requirement to record liabilities stemming from a legal obligation to retire assets, when a retirement depends on a future event. Statoil adopted FIN 47 in the fourth quarter of 2005. Application of the new interpretation resulted in an increase in net property, plant and equipment of NOK 35 million, an increase in accrued asset retirement obligation of NOK 95 million and a reduction in deferred tax of NOK 17 million. The increase represents the removal costs of retail stations. We consider that refining and processing plants that are not limited by an expected license period have indefinite lives and that there is no measurable asset retirement obligation. The implementation effect of NOK 43 million after tax is recorded as Operating expenses in the segment Other and eliminations. If the standard had been applied as of the beginning of the prior year the impact to the fourth quarter 2004 results and for the year 2004 would have been immaterial.

Beginning January 1, 2006 Statoil will adopt FAS 154 Accounting Changes and Error Corrections as a replacement of APB Opinion No. 20 and FASB Statement No. 3. APB 20 required that most voluntary changes in accounting principle should be recognized in net income of the period of the change. The recognized effect should be the cumulative effect of changing to the new accounting principle. FAS 154, on the other hand, in general requires retrospective application to prior periods' financial statements of changes in accounting principles. This Statement also requires that a change in depreciation, amortization or depletion method for long-lived, nonfinancial assets be accounted for as a change in accounting estimate effected by a change in accounting principle.

2. ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

Statoil operates in the worldwide crude oil, refined products, and natural gas markets and is exposed to fluctuations in hydrocarbon prices, foreign currency rates and interest rates that can affect the revenues and cost of operating, investing and financing. Statoil's management has used and intends to use financial and commodity-based derivative contracts to reduce the risks in overall earnings and cash flows. Statoil applies hedge accounting in certain circumstances using both cash flow hedges and fair value hedges as allowed by FAS 133, but also enters into derivatives which economically hedge certain of its risks even though hedge accounting is not allowed by FAS 133 or is not applied by Statoil.

Cash Flow Hedges
Statoil has in the past designated certain derivative instruments as cash flow hedges to hedge against changes in the amount of future cash flows related to the sale of crude oil and petroleum products over a period that ended December 31, 2005. There was no hedge ineffectiveness during the quarter ended December 31, 2005. The net change in Accumulated other comprehensive income associated with the current period hedging transactions was NOK 36 million after tax. The net amount reclassified into earnings during the quarter was NOK 218 million after tax. At December 31, 2005, the net deferred hedging loss in Accumulated other comprehensive income related to cash flow hedges was zero, and there will be no effects on earnings over the next 12 months from the expired cash flow hedges. The unrealized loss component of derivative instruments excluded from the assessment of hedge effectiveness related to cash flow hedges during the quarter ended December 31, 2005 was immaterial.

Fair Value Hedges
Statoil has designated certain derivative instruments as fair value hedges to hedge against changes in the value of financial liabilities. There was no gain or loss component of a derivative instrument excluded from the assessment of hedge effectiveness related to fair value hedges during the quarter ended December 31, 2005. The net loss recognized in Income before income taxes and minority interest during the quarter for ineffectiveness of fair value hedges was immaterial.

3. SEGMENTS

Statoil operates in four segments; Exploration and Production Norway, International Exploration and Production, Natural Gas and Manufacturing and Marketing.

Operating segments are determined based on differences in the nature of their operations, geographic location and internal management reporting. The composition of segments and measure of segment profit are consistent with that used by management in making strategic decisions.

The segment Other includes insurance costs of NOK 0.5 billion in the fourth quarter of 2005 and NOK 0.8 billion year to date 2005, due to extra insurance premiums and liabilities in the two mutual insurance companies, in which Statoil Forsikring participates. The corresponding figures for 2004 are NOK 0.4 billion in both the fourth quarter and year to date.

Segment data for the three months and the years ended December 31, 2005 and 2004 is presented below:

(in NOK million)	Exploration and Production Norway	International Exploration and Production	Natural Gas	Manufacturing and Marketing	Other and eliminations	Total

Three months ended December 31, 2005
Revenues third party (including Other income)	591	427	15,694	92,295	189	109,196
Revenues inter-segment	28,202	5,678	101	59	(34,040)	0
Income (loss) from equity investments	13	0	70	68	(48)	103

Total revenues	28,806	6,105	15,865	92,422	(33,899)	109,299

Income before financial items,
income taxes and minority interest	22,538	826	2,435	2,695	(691)	27,803
Imputed segment income taxes	(17,290)	(664)	(1,669)	(261)	0	(19,884)

Segment net income	5,248	162	766	2,434	(691)	7,919

Three months ended December 31, 2004
Revenues third party (including Other income)	586	874	10,004	73,630	240	85,334
Revenues inter-segment	20,996	1,926	209	16	(23,147)	0
Income (loss) from equity investments	23	0	65	393	20	501

Total revenues	21,605	2,800	10,278	74,039	(22,887)	85,835

Income before financial items,
income taxes and minority interest	15,204	1,051	1,747	1,434	(690)	18,746
Imputed segment income taxes	(11,257)	(450)	(1,136)	(316)	0	(13,159)

Segment net income	3,947	601	611	1,118	(690)	5,587

Year ended December 31, 2005
Revenues third party (including Other income)	2,114	6,366	44,973	338,318	437	392,208
Revenues inter-segment	95,417	13,197	586	236	(109,436)	0
Income (loss) from equity investments	92	0	264	826	(92)	1,090

Total revenues	97,623	19,563	45,823	339,380	(109,091)	393,298

Income before financial items,
income taxes and minority interest	74,132	8,364	5,901	7,646	(947)	95,096
Imputed segment income taxes	(56,030)	(3,027)	(4,013)	(1,288)	0	(64,358)

Segment net income	18,102	5,337	1,888	6,358	(947)	30,738

Year ended December 31, 2004
Revenues third party (including Other income)	1,570	3,261	32,657	266,182	1,339	305,009
Revenues inter-segment	72,403	6,504	447	58	(79,412)	0
Income (loss) from equity investments	77	0	222	937	(27)	1,209

Total revenues	74,050	9,765	33,326	267,177	(78,100)	306,218

Income before financial items,
income taxes and minority interest	51,029	4,188	6,784	3,921	(815)	65,107
Imputed segment income taxes	(37,904)	(1,429)	(4,381)	(850)	0	(44,564)

Segment net income	13,125	2,759	2,403	3,071	(815)	20,543

Imputed segment taxes in the segment International Exploration and Production in the fourth quarter of 2005 are influenced by the impairment charge of Statoil's share in the Iranian South Pars gas field project, see note 9.

Borrowings are managed at a corporate level and financial items are not allocated to segments. Income tax is calculated on Income before financial items, income taxes and minority interest. Additionally, income tax benefit on segments with net losses is not recorded. As such, Imputed segment income tax and Segment net income can be reconciled to Income taxes and Net income per the Consolidated Statements of Income as follows:

	For the three months ended December 31,		For the year ended December 31,
(in NOK million)	2005	2004	2005	2004

Segment net income	7,919	5,587	30,738	20,543
Net financial items	(1,498)	5,213	(3,562)	5,739
Tax on financial items and other tax adjustments	2,283	(1,944)	4,319	(2,261)
Change in deferred tax on undistributed earnings in foreign companies*	0	1,400	0	1,400
Minority interest	(181)	(213)	(765)	(505)

Net income	8,523	10,043	30,730	24,916

Imputed segment income taxes	19,884	13,159	64,358	44,564
Tax on financial items and other tax adjustments	(2,283)	1,944	(4,319)	2,261
Change in deferred tax on undistributed earnings in foreign companies*	0	(1,400)	0	(1,400)

Income taxes	17,601	13,703	60,039	45,425

* Due to changes in Norwegian tax legislation dividends received from corporations are, with a few exceptions, exempted from Norwegian income tax. Consequently, deferred tax liabilities of NOK 1.4 billion related to undistributed retained earnings in subsidiaries and affiliates have been reversed in the fourth quarter of 2004.

4. INVENTORIES

Inventories are valued at the lower of cost or market. Costs of crude oil held at refineries and the majority of refined products are determined under the last-in, first-out (LIFO) method. Certain inventories of crude oil, refined products and non-petroleum products are determined under the first-in, first-out (FIFO) method. There have been no liquidations of LIFO layers which resulted in a material impact to Net income for the reported years.

	At December 31,	At December 31,
(in NOK million)	2005	2004

Crude oil	4,383	3,664
Petroleum products	5,915	3,344
Other	1,157	1,253

Total - inventories valued on a FIFO basis	11,455	8,261
Excess of current cost over LIFO value	(2,820)	(1,290)

Total	8,635	6,971

5. SHAREHOLDERS' EQUITY

For the year ended December 31, 2005 there have been the following changes in shareholders' equity:

(in NOK million)	Total shareholders' equity

Shareholders' equity January 1, 2005	85,030
Net income for the year	30,730
Dividends paid	(11,481)
Treasury shares acquired	(96)
Value of Stock compensation plan	31
Foreign currency translation adjustment	2,470
Minimum pension liability	(117)
Derivatives designated as cash flow hedges	77

Shareholders' equity December 31, 2005	106,644

The following sets forth Statoil’s Comprehensive income for the periods shown:

	For the three months ended December 31,		For the year ended December 31,
(in NOK million)	2005	2004	2005	2004

Net income	8,523	10,043	30,730	24,916
Foreign currency translation adjustment	2,062	(2,956)	2,470	(3,106)
Minimum pension liability	(117)	(55)	(117)	(55)
Derivatives designated as cash flow hedges	254	101	77	(53)

Comprehensive income	10,722	7,133	33,160	21,702

6. FINANCIAL ITEMS

	For the three months ended December 31,		For the year ended December 31,
(in NOK million)	2005	2004	2005	2004

Interest and other financial income	428	199	1,438	1,046
Currency exchange adjustments, net	(1,944)	5,090	(5,835)	5,031
Interest and other financial expenses	(330)	154	(589)	(317)
Realized and unrealized gain (loss) on securities, net	348	(230)	1,424	(21)

Net financial items	(1,498)	5,213	(3,562)	5,739

7. COMMITMENTS AND CONTINGENT LIABILITIES

In 2004 Statoil, as an owner in BTC Co, entered into guarantee commitments for financing of the development of the BTC pipeline. At December 31, 2005 the maximum potential future amount of payment under these guarantee commitments amounts to USD 110 million (NOK 0.7 billion), and is subject to measurement requirements of FIN 45. The expected fair value of the guarantee has been recognized as a current liability in the Consolidated Balance Sheet and the cost has been recorded as other financial expenses.

Statoil Detaljhandel has issued guarantees amounting to a total of SEK 1.1 billion (NOK 0.9 billion), the main part of which relates to guarantee commitments to retailers. The liability recognized under FIN 45 in the Consolidated Balance Sheets related to these guarantee commitments is immaterial at period-end.

The price reviews for two long-term natural gas sales contracts are currently in arbitration. Contractual prices for a total volume of 3.2 billion cubic meters of gas delivered as of December 31, 2005 and for future deliveries under these contracts may be positively or negatively affected by the arbitration verdicts, the final outcome of which cannot be determined at this time.

The Ministry of Energy and Petroleum in Venezuela has challenged the production level and the royalty rates of the Sincor joint venture. Effective as of June 24, 2005 Sincor has been charged and has paid an increased royalty rate of 30 per cent related to production exceeding 114,000 barrels a day. Statoil and our partner have filed an administrative appeal to annul the demand for such payments, and are communicating with the Ministry to find an overall solution for Sincor.

During the normal course of its business Statoil is involved in legal proceedings, and several other unresolved claims are currently outstanding. The ultimate liability in respect of such litigation and claims cannot be determined at this time. Statoil has provided in its accounts for these items based on the Company’s best judgment. Statoil does not expect that neither the financial position, results of operations nor cash flows will be materially adversely affected by the resolution of these legal proceedings.

The Norwegian National Authority for Investigation and Prosecution of Economic and Environmental Crime (Økokrim) has conducted an investigation concerning an agreement which Statoil entered into in 2002 with Horton Investments Ltd for consultancy services in Iran. On June 28, 2004 Økokrim informed Statoil that it had concluded that Statoil violated section 276c, first paragraph (b) of the Norwegian Penal Code, which became effective from July 4, 2003 and prohibits conferring on or offering to a middleman an improper advantage in return for exercising his influence with a decision-maker, without the decision-maker receiving any advantage, and imposed a penalty on Statoil of NOK 20 million. The Board of Statoil ASA decided on October 14, 2004 to accept the penalty without admitting or denying the charges by Økokrim.

The U.S. Securities and Exchange Commission (SEC) is also conducting a formal investigation into the Horton consultancy arrangement to determine if there have been any violations of U.S. federal securities laws, including the Foreign Corrupt Practices Act. The U.S. Department of Justice is conducting a criminal investigation of the Horton matter jointly with the Office of the United States Attorney for the Southern District of New York. The SEC Staff informed Statoil on September 24, 2004 that it is considering recommending that the SEC authorize a civil enforcement action in federal court against Statoil for violations of various U.S. federal securities laws, including the anti-bribery and books and records provisions of the Foreign Corrupt Practices Act. Statoil is continuing to provide information to the U.S. authorities to assist them in their ongoing investigations.

Iranian authorities have been carrying out inquiries into the matter. In April 2004 the Iranian Consultative Assembly initiated an official probe into allegations of corruption in connection with the Horton matter with Iran. The probe was finalized for the parliamentary session at the end of May 2004. It was reported in the international press that at such time no evidence of wrongdoing by the subjects of the probe in Iran had been revealed by the probe.

8. EMPLOYEE RETIREMENT PLANS

	For the three months ended December 31,		For the year ended December 31,
(in NOK million)	2005	2004	2005	2004

Benefit earned during the period	276	286	1,079	1,062
Interest cost on prior periods' benefit obligation	259	219	1,025	938
Expected return on plan assets	(266)	(196)	(1,125)	(902)
Amortization of loss	15	34	53	175
Amortization of prior service cost	9	10	37	34

Net periodic benefit cost (defined benefit plans)	293	353	1,069	1,307

Defined contribution plans/multiemployer plans	21	13	73	55

Total net pension cost for the period	314	366	1,142	1,362

During 2005 the ordinary company contributions were in line with the forecast presented in the annual accounts in 2004 of NOK 0.8 billion annually. Due to a voluntary change in one of the assumptions underlying the calculation of the premium in the December, the premium in 2005 increased by approximately NOK 1.6 billion. Of the total premium, approximately NOK 1.2 billion was deducted from the pension premium fund. This change in underlying assumptions will increase the expected company contributions for the following 5 years to NOK 1.0 billion annually.

9. SUBSEQUENT EVENTS AND SIGNIFICANT BUSINESS DEVELOPMENTS

On April 27, 2005 Statoil entered into an agreement to acquire assets from EnCana Corporation's Gulf of Mexico subsidiary amounting to USD 2.0 billion plus the balance of costs incurred between effective date January 1, 2005 and closing date. The acquisition includes working interests in six discoveries, including a 25 per cent interest in the Tahiti discovery currently under development, and an average 40 per cent working interest in 239 gross blocks covering approximately 1.4 million acres (5,665 square km). The closing of the transaction took place May 26, 2005 and the acquired assets and liabilities were included in Statoil's accounts from the same date. The investment is recognized in the segment International Exploration and Production. Statoil is currently allocating the purchase price based on the fair value of the assets acquired.

In June 2005 Statoil agreed to sell its 50 per cent holding in Borealis A/S to IOB Holding A/S, a company jointly owned by International Petroleum Investment Company and OMV Aktiengesellschaft. Borealis' activity consists primarily of production of olefins and polyolefins as feedstock for plastic products. Including a dividend of EUR 80 million, the sales price amounted to EUR 1 billion. The closing of the transaction took place October 13, 2005 and the gain of approximately NOK 1.5 billion (before and after tax) was recorded in the fourth quarter of 2005 and recognized in the Manufacturing and Marketing segment.

In the fourth quarter of 2005 an impairment charge of NOK 2.2 billion before tax (NOK 1.6 billion after tax) was recorded in Depreciation, depletion and amortization in the International Exploration and Production segment to write down the book value of Statoil's share in the Iranian South Pars gas field project. The write-down is due to considerable cost increases and delays in development of phases 6-7-8 in the project. Fair value was calculated based on an assessment of expected discounted cashflows for the project.

On January 31, 2006, Statoil ASA announced its decision to evaluate strategic options for its Irish downstream Retail and Commercial & Industrial business (“Statoil Ireland”), including a possible sale. This decision has resulted from a review of the Retail Business Portfolio and the intention to accelerate strategic commitment to Scandinavian and Eastern European markets. The nature and timing of any resulting transactions are uncertain, but are expected to occur during 2006. Current and long-term assets in Statoil Ireland amount to EUR 132 million and 127 million respectively. Current liabilities amount to EUR 96 million.

10. RECONCILIATION BETWEEN USGAAP AND NGAAP

	For the three months ended December 31,		For the year ended December 31,
(in NOK million)	2005	2004	2005	2004

Net income for the period per USGAAP	8,523	10,043	30,730	24,916

a) Inventory adjustment, from LIFO to FIFO, before tax	(418)	(564)	1,530	556
b) Other adjustments, before tax	605	(421)	163	(844)
c) Tax impact of the above adjustments, and other tax adjustments	(44)	319	(414)	118

Net income for the period per NGAAP	8,666	9,377	32,009	24,746

	At December 31,	At December 31,
(in NOK million)	2005	2004

Shareholders' equity per USGAAP	106,644	85,030
Minority interest per USGAAP	1,492	1,616

a) Inventory adjustment, from LIFO to FIFO, before tax	2,820	1,290
b) Other adjustments, before tax	(224)	(395)
c) Tax impact of the above adjustments, and other tax adjustments	(797)	(375)
d) Other comprehensive income: Deferred changes in minimum pension obligations and derivatives (after tax)	253	225
e) Accrued dividends payable	(17,756)	(11,481)

Shareholders' equity per NGAAP	92,432	75,910

a) Per NGAAP the inventories are valued using the FIFO principle. Under USGAAP the inventory is partly valued using LIFO.

b) Other adjustments are mainly unrealized gains on non-exchange traded (OTC) derivatives.

c) Changes in deferred tax expense and deferred tax liability primarily consist of taxes on the above adjustments.

d) Other comprehensive income includes certain gains and losses related to pensions and unrealized derivative hedge positions which have been deferred and reflected directly in equity under USGAAP.

e) Per NGAAP dividends relating to current year's net income are reflected as a liability as of year-end. Under USGAAP dividends are not accrued until approved by the shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: February 13, 2006	By:	/S/ Eldar Sætre Eldar Sætre Chief Financial Officer

PRESS RELEASE:

RECORD EARNINGS AND PRODUCTION

Statoil’s fourth quarter 2005, operating and financial review and preliminary full-year results for 2005

The Statoil group had a net income of NOK 30.7 billion in 2005, compared to NOK 24.9 billion in 2004. Net income for the fourth quarter of 2005 was NOK 8.5 billion, compared to NOK 10.0 billion for the same period of 2004. The change in net income from the fourth quarter of 2004 to the fourth quarter of 2005 was influenced by:

• Higher oil and gas prices
• Higher oil and gas liftings
• A gain from the sale of the group’s shares in Borealis
• A write-down on phases 6-7-8 of the Iranian South Pars project
• Increased financial expenses due to currency effects
• Higher tax rate due to positive non-recurring tax effects in the fourth quarter of 2004

“Last year was a prosperous year for the group, with strong results underpinned by increased production and continued strict cost control, as well as high oil and gas prices,” says chief executive Helge Lund.

“During the year we sanctioned 17 new upstream projects, and we have secured a significant number of new production licences, in Norway and internationally, that will support our long-term growth ambitions. Another important achievement is that we have been able to more than replace our production in 2005 with new reserves.“

“In the fourth quarter, production started from the technologically-advanced Kristin field in the Norwegian Sea. In addition to contributing considerably to our Norwegian continental shelf production, this challenging high-temperature and high-pressure field development has broken new ground in technological terms. The Urd satellite near the Norwegian Norne field, and the West Azeri platform on Azerbaijan’s Azeri-Chirag-Gunashli field, also came on stream during this quarter, contributing to a continued growth in our oil and gas production.“

Return on average capital employed after tax (ROACE)* for the 12 months ended 31 December 2005 was 27.6 per cent, compared to 23.5 per cent for the 12 months ended 31 December 2004. This increase was mainly due to higher oil and gas prices and continued production growth. Normalised ROACE* for the 12 months ended 31 December 2005 was 11.7 per cent, compared to 12.4 per cent for the corresponding period in 2004. The reason for the change in normalised ROACE was mainly increased investments. ROACE and normalised ROACE are defined as non-GAAP financial measures*.

In 2005, earnings per share were NOK 14.19 (USD 2.10) compared to NOK 11.50 (USD 1.89) in 2004. In the fourth quarter of 2005, earnings per share were NOK 3.94 (USD 0.59) compared to NOK 4.64 (USD 0.76) in the fourth quarter of 2004.

Statoil’s board of directors will propose to the annual general meeting an ordinary dividend of NOK 3.60 per share for 2005, as well as NOK 4.60 per share in special dividend due to increased results from higher oil and gas prices. In 2004 the ordinary dividend was NOK 3.20 per share, while the special dividend amounted to NOK 2.10 per share.

Income before financial items, income taxes and minority interest in 2005 was NOK 95.1 billion compared to NOK 65.1 billion in 2004. The increase was mainly due to a 34 per cent increase in the average oil price measured in NOK, a 31 per cent increase in gas prices measured in NOK, a 7 per cent increase in oil and gas liftings, and a net increase of NOK 0.9 billion from sale of shares. In addition, increased margins and regularity from the refineries were the main contributors to the increase in results from the downstream business. The increase in cost items was mainly related to increased activity, both in the fourth quarter and for the year 2005, relative to the same periods in the year before. Insurance costs increased by NOK 0.1 billion in the fourth quarter of 2005 compared to the fourth quarter of 2004, and by NOK 0.4 billion for the year 2005 compared to 2004. The reason for this was increased insurance premium commitments in the two mutual insurance companies in which Statoil Forsikring participates, mainly due to the hurricanes Katrina and Rita.

Income before financial items, income taxes and minority interest increased from NOK 18.7 billion in the fourth quarter of 2004 to NOK 27.8 billion in the same period of 2005. This was mainly related to an increase in the average oil and gas prices measured in NOK of 38 per cent and 45 per cent respectively.

The write-down on the South Pars field in Iran in the fourth quarter of 2005 had a negative effect on income before financial items, income taxes and minority interes of NOK 2.2 billion (NOK 1.6 billion after tax). The sale of the group’s shares in the petrochemical company Borealis resulted in a tax-free capital gain of NOK 1.5 billion in the fourth quarter of 2005.

Consolidated statements of income USGAAP

US GAAP income	Fourth quarter				Year ended 31 December
statement	2005	2004		2005	2005	2004		2005
(in millions)	NOK	NOK	Change	USD[1]	NOK	NOK	Change	USD [1]

Sales	107,604	85,092	26%	15,955	390,540	303,756	29%	57,906
Equity in net income of affiliates	103	501	(79%)	15	1,090	1,209	(10%)	162
Other income	1,592	242	558%	236	1,668	1,253	33%	247

Total revenues	109,299	85,835	27%	16,206	393,298	306,218	28%	58,315

Cost of goods sold	61,674	51,322	20%	9,144	235,722	188,179	25%	34,951
Operating expenses	8,666	7,472	16%	1,285	30,327	27,350	11%	4,497
Selling, general and administrative expenses	2,793	2,535	10%	414	7,803	6,298	24%	1,157
Depreciation, depletion and amortisation	7,625	5,171	47%	1,131	21,097	17,456	21%	3,128
Exploration expenses	738	589	25%	109	3,253	1,828	78%	482

Total expenses before financial items	81,496	67,089	21%	12,084	298,202	241,111	24%	44,215

Income before financial items, income taxes and minority interest	27,803	18,746	48%	4,122	95,096	65,107	46%	14,100

Net financial items	(1,498)	5,213	(129%)	(222)	(3,562)	5,739	(162%)	(528)

Income before income taxes and minority interest	26,305	23,959	10%	3,900	91,534	70,846	29%	13,572

Income taxes	(17,601)	(13,703)	28%	(2,610)	(60,039)	(45,425)	32%	(8,902)
Minority interest	(181)	(213)	(15%)	(27)	(765)	(505)	51%	(113)

Net income	8,523	10,043	(15%)	1,264	30,730	24,916	23%	4,556

Income before financial items, income taxes and minority interest for	Fourth quarter				Year ended 31 December
the segments	2005	2004		2005	2005	2004		2005
(in million)	NOK	NOK	Change	USD [1]	NOK	NOK	Change	USD [1]

E&P Norway	22,538	15,204	48%	3,342	74,132	51,029	45%	10,992
International E&P	826	1,051	(21%)	122	8,364	4,188	100%	1,240
Natural Gas	2,435	1,747	39%	361	5,901	6,784	(13%)	875
Manufacturing & Marketing	2,695	1,434	88%	400	7,646	3,921	95%	1,134
Other	(691)	(690)	0%	(102)	(947)	(815)	(16%)	(140)

Income before financial items, income taxes and minority interest	27,803	18,746	48%	4,122	95,096	65,107	46%	14,100

[1] Solely for the convenience of the reader, the figures for the fourth quarter of 2005 have been translated into US dollars at the rate of NOK 6.7444 to USD 1.00, the Federal Reserve noon buying rate in the City of New York on 30 December 2005.

Financial data

	Fourth quarter				Year ended 31 December
	2005	2004		2005	2005	2004		2005
	NOK	NOK	Change	USD [1]	NOK	NOK	Change	USD [1]

Weighted average number of ordinary shares outstanding	2,165,464,649	2,166,139,433			2,165,740,054	2,166,142,636
Earnings per share	3.94	4.64	(15%)	0.58	14.19	11.50	23%	2.10
ROACE (last 12 months)	27.6%	23.5%			27.6%	23.5%
ROACE (last 12 months normalised)	11.7%	12.4%			11.7%	12.4%

Cash flows provided by operating activities (billion)	0.0	(5.6)	n/a	0.0	56.3	38.8	45%	8.3
Gross investments (billion)	9.1	8.6	5%	1.3	46.2	42.8	8%	6.9
Net debt to capital employed ratio	15.3%	19.0%			15.3%	19.0%

Operational data

	Fourth quarter				Year ended 31 December
	2005	2004	Change		2005	2004	Change

Average oil price (USD/bbl)	57.3	43.6	31%		53.6	38.1	40%
NOK/USD average daily exchange rate	6.63	6.33	5%		6.45	6.74	(4%)
Average oil price (NOK/bbl)*	380	276	38%		345	257	34%
Gas prices (NOK/scm)	1.74	1.20	45%		1.45	1.10	31%
Refining margin, FCC (USD/boe)*	8.3	6.6	26%		7.9	6.4	23%

Total oil and gas production (1,000 boe/day)*	1,232	1,202	3%		1,169	1,106	6%

Total oil liftings and sold natural gas volumes (1,000 boe/day)*	1,252	1,172	7%		1,166	1,093	7%
Reserve replacement rate (annual)					102%	106%	(4%)
Reserve replacement rate, 3-year average*					102%	101%	1%
Proved reserves (mboe)					4,295	4,289	0%

Production (lifting) cost (NOK/boe, last 12 months)	22.2	23.3	(5%)		22.2	23.3	(5%)

Production (lifting) cost normalised (NOK/boe, last 12 months)*	22.3	23.3	(4%)		22.3	23.3	(4%)

Total oil and gas production in 2005 was 1,169,000 barrels of oil equivalent (boe) per day, compared to 1,106,000 boe per day in the same period in 2004. In the fourth quarter of 2005 total oil and gas production amounted to 1,232,000 boe per day, compared to 1,202,000 boe per day in the fourth quarter of 2004.

Total oil and gas liftings in 2005 were 1,166,000 boe per day compared to 1,093,000 boe per day in the corresponding period of 2004. This implies a small underlift in 2005, compared to an average underlifting of 12,000 boe per day in 2004.

In the fourth quarter of 2005 total oil and gas liftings were 1,252,000 boe per day compared to 1,172,000 boe per day in the fourth quarter of 2004. This implies an average overlifting of 20,000 boe per day in the fourth quarter of 2005 compared to an average underlifting of 30,000 boe per day in the fourth quarter of 2004.

Exploration expenditure in 2005 was NOK 4.3 billion, compared to NOK 2.5 billion in 2004. Exploration expenditure in the fourth quarter of 2005 amounted to NOK 1.1 billion, compared to NOK 0.8 billion in the fourth quarter of 2004. The increase in exploration expenditure was mainly due to an increase in the exploration activity in 2005 compared to 2004.

Exploration expenditure reflects the period's exploration activities. Exploration expenses for the period consist of exploration expenditure adjusted for the period's change in capitalised exploration expenditure. Exploration expenses in 2005 amounted to NOK 3.3 billion, compared to NOK 1.8 billion in 2004. In the fourth quarter of 2005 exploration expenses amounted to NOK 0.7 billion, compared with NOK 0.6 billion in the fourth quarter of 2004.

The increase in exploration expenses of NOK 0.1 billion is mainly due to increased exploration expenditure.

	Fourth quarter				Year ended 31 December
Exploration	2005	2004		2005	2005	2004		2005
(in millions)	NOK	NOK	Change	USD [1]	NOK	NOK	Change	USD [1]

Exploration expenditure (activity)	1,093	779	40%	162	4,337	2,466	76%	643
Expensed, previously capitalised
exploration expenditure	3	42	(93%)	0	158	110	44%	23
Capitalised share of current
period's exploration activity	(358)	(232)	(54%)	(53)	(1,242)	(748)	(66%)	(184)

Exploration expenses	738	589	25%	109	3,253	1,828	78%	482

A total of 20 exploration and appraisal wells were completed in 2005, nine on the Norwegian continental shelf (NCS) and 11 internationally. Of these wells, 14 resulted in discoveries, while one well awaits final evaluation. The number of exploration wells completed in 2004 was 12.

In the fourth quarter of 2005, a total of four exploration and appraisal wells were completed, all of them internationally. Two wells resulted in discoveries, while one well awaits final evaluation. Five exploration wells were completed in the fourth quarter of 2004.

Proved reserves at the end of 2005 were 4,295 million boe, compared to 4,289 million boe at the end of 2004, an increase of 7 million boe. In 2005, 453 million boe were added, mostly through revisions, extensions and discoveries, compared to 455 million boe in 2004. About half of the added reserves in 2004 came from purchases of proved reserves. Production in 2005 was 427 million boe compared to 402 million boe in 2004.

The reserve replacement ratio* was 102 per cent in 2005, compared to 106 per cent in 2004, while the average three-year replacement ratio was 102 per cent in 2005, compared to 101 per cent in 2004.

Production cost per boe was NOK 22.2 for the 12 months ended 31 December 2005, compared to NOK 23.3 for the 12 months ended 31 December 2004*.

Normalised at a NOK/USD exchange rate of 6.75, the production cost for the 12 months ended 31 December 2005 was NOK 22.3 per boe, compared to NOK 23.3 per boe for the 12 months ended 31 December 2004*. The reason for the reduction in production unit cost, both actual and normalised, is mainly a continued focus on cost control, as well as increased lifting of oil and gas.

Net financial items amounted to an expense of NOK 3.6 billion in 2005 compared to an income of NOK 5.7 billion in 2004. In the fourth quarter of 2005 net financial items were an expense of NOK 1.5 billion, compared to an income of NOK 5.2 billion in the fourth quarter of 2004.

The increased cost in 2005 was mainly caused by increased currency losses, due to a weakening of the NOK in relation to the USD in 2005. Most of the currency losses relate to Statoil’s short-term NOK hedging policy and unrealised losses on long-term USD debt. The increased cost was partly offset by increased dividends received and increased income from investments in securities.

Exchange rates	31.12.2005	30.09.2005	31.12.2004	30.09.2004	31.12.2003

NOK/USD	6.77	6.54	6.04	6.72	6.68

Income taxes in 2005 were NOK 60.0 billion, with a corresponding tax rate of 65.6 per cent. Adjusted for the effect of the tax-free capital gain on the sale of shares in Borealis, the tax rate was 66.7 per cent.

Income taxes in 2004 were NOK 45.4 billion with a corresponding tax rate of 64.1 per cent. Adjusted for the positive effects of changes in the tax legislation introducing the exemption method reducing the deferred tax liabilities related to retained earnings, and with the acceptance of Statoil’s method of allocating office costs against revenue from the NCS, the tax rate was 66.7 per cent.

The adjusted tax rate in 2005 was unchanged compared with 2004. The tax rate was reduced due to somewhat higher income generated outside the NCS but the reduction was offset by the reduced impact of financial items and the relative effect of uplift.

In the fourth quarter of 2005 income taxes were NOK 17.6 billion, equivalent to a tax rate of 66.9 per cent. Income taxes in the fourth quarter of 2004 were NOK 13.7 billion, equivalent to a tax rate of 57.2 per cent. Adjusted for the special tax effects described above, the tax rate for the fourth quarter of 2005 was 71.0 per cent, compared to 64.7 per cent in the fourth quarter of 2004. The adjusted tax rate was increased in the fourth quarter of 2005 compared with the fourth quarter of 2004 mainly due to the reduced impact of financial items. This was partly offset by higher income outside the NCS and the relative effect of uplift.

Health, safety and the environment (HSE). In 2005 two contractor employees lost their lives while working for Statoil. On 31 January 2005, a fatal accident occurred on the Kristin platform at Aker Stord when a contractor employee was caught in a hydraulic door. On 2 October 2005 a fatality occured as a result of an accident on the shuttle tanker Sally Knutsen, while it was berthed at Statoil's Mongstad crude oil terminal near Bergen. The tanker was loading provisions from a supply boat. Both accidents have been investigated and improvement measures have been implemented.

Overall, Statoil’s safety indicators have shown a positive development during both the fourth quarter and the year 2005, compared with the same periods in 2004. The safety indicators have never been better and there is a considerable reduction in serious injuries and other serious incidents in 2005 compared with 2004. However, oil spills increased in 2005 compared to 2004, mainly due to a sizeable spill of 340 cubic metres on the Norne field in the Norwegian Sea on
23 November.

Our objective for HSE is zero harm. Sustained top management involvement, measures for upgrading skills, and cooperation with our contractors to further improve HSE results will continue with undiminished strength.

	Fourth quarter		Year ended 31 December
HSE	2005	2004	2005	2004

Total recordable injury frequency	5.3	5.4	5.1	5.9
Serious incident frequency	1.8	3.2	2.3	3.2
Unintentional oil spills (number)	144	115	534	487
Unintentional oil spills (volume, scm)	350	27	442	186

* See end notes in the complete quarterly report.

PSA effects
High oil prices contribute to considerably higher earnings and profitability in international projects with production sharing agreements (PSA) than was anticipated in 2004, when Statoil set its targets for 2007.

This means that these projects, earlier than assumed, move from a phase where earnings cover development costs to a phase where profits are generated. In PSA contracts, the higher the oil price as soon as the field is profitable, the smaller the share of production that goes to the partners. The concrete effect varies between different agreements and countries.

If today’s price level (USD 60 per barrel) is maintained throughout 2006, Statoil’s production in 2006 is expected to be about 1,200,000 boe per day. With the oil price assumption for 2004, production would be about 25,000 boe per day higher. The production target for 2007 of 1,400,000 boe per day stands firm. This target is based on an average oil price of about USD 30 per barrel in the period 2005-07 which is in line with the original assumption from 2004. If the oil price remains at today’s level throughout the whole of 2006 and 2007, the PSA effect in 2007 will be in the order of 50,000 to 60,000 boe per day. Statoil will therefore make adjustments for PSA effects when reporting on production and production unit costs up to 2007.

The PSA effect, and in part increased exploration activity and higher investments, are factors which are related to a high oil price. These will have a negative effect on the ROACE, while the effect of a high oil price will become normalised. It is therefore probable that, given the assumptions for normalisation which were set in 2004, the normalised ROACE in 2007 will under-shoot the target of 13 per cent.

Important events since the beginning of the fourth quarter of 2005 are summarised below.

  Production from the Kristin gas and condensate field in the Norwegian Sea started on 3 November, while the Urd field in the Norne area came on stream on 8 November.
  Ten operatorships as well as holdings in six production licences were allocated to Statoil in the annual round of awards in predefined areas (APA) for 2005 on the NCS.
  In November 2005, construction work began on the floating platform which will produce oil from the Tahiti field in the Gulf of Mexico, where Statoil has a 25 per cent holding.
  On 30 December, oil production commenced from the West Azeri platform on Azerbaijan’s Azeri-Chirag-Gunashli (ACG) field in the Caspian Sea, where Statoil has an 8.56 per cent interest.
  Due to considerable cost increases and delays in the development of phases 6-7-8 in the Iranian South Pars gas project, Statoil has written down the book value of its investment in the project by NOK 2.2 billion before tax (USD 329 million), corresponding to NOK 1.6 billion (USD 237 million) after tax.
  Statoil concluded a 10-year agreement with the gas and electricity supplier Scottish Power in the UK to deliver 500 million cubic metres of gas each year for Statoil and the Norwegian State’s Direct Financial Interest (SDFI), commencing in October 2007. A six-year extension of the gas sales contract between Germany’s Verbundnetz Gas (VNG) and Statoil, corresponding to total additional deliveries of 12 billion cubic metres up to 2022 for Statoil and SDFI, was also concluded.
  Statoil and its partners in the Etzel gas storage facility in northern Germany reached agreement with IVG, the owner and technical operator, on extending the lease for existing gas storage and also expanding capacity.
  On 30 January 2006, Statoil sold its 30 per cent interest in the Ringsend gas power plant in Dublin, Ireland to Royal Bank of Scotland (RBS) Power Investments.
  The sale of the group’s shares in Borealis was finalised on 13 October 2005. Statoil received EUR 1 billion (NOK 7.8 billion) for the shares, which resulted in a tax-free capital gain of NOK 1.5 billion in the fourth quarter.

Further information from:

Investor relations
Lars Troen Sørensen, senior vice president investor relations,
+ 47 90 64 91 44 (mobil), +47 51 99 77 90 ( office)

Press
Ola Morten Aanestad, vice president media relations,
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GROUP BALANCE SHEET

	At 31 December, 2005	At 31 December, 2004	Change	At 31 December, 2005
(In millions)	NOK	NOK	%	USD*

Current assets	73,118	65,069	12.37	10,841
Non current assets	211,961	183,174	15.72	31,428
Total assets	285,079	248,243	14.84	42,269
Current liabilities	(77,452)	(61,135)	26.69	(11,484)
Long-term debt and long-term provisions	(99,491)	(100,462)	(0.97)	(14,752)
Equity including minority interest	(108,136)	(86,646)	24.80	(16,033)
Total liabilities and shareholders' equity	(285,079)	(248,243)	14.84	(42,269)

* Translated into US dollar at the rate of NOK 6.5331 to USD 1, the Federal Reserve noon buying rate in the City of New York on 30 September, 2005.